UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF DECEMBER 2009

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
       Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
       Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

       Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
       If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT
(From January 1, 2009 to September 30, 2009)
THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

2

Attachment:  Korean GAAP Non-consolidated Financial Statements

I. COMPANY OVERVIEW
1. Company Overview
A. Corporate Legal Business Name: SK Telecom Co., Ltd. (The “Company”)
B. Date of Incorporation: March 29, 1984
C. Location of Headquarters
(1) Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea
(2) Phone: +82-2-6100-2114
(3) Website: http://www.sktelecom.com
D. Corporate Purpose of the Company

Business Objectives
1. Information and communication business

2. Handset sales and lease business

3. New media business

4. Advertisement business

5. Communication sales business

6. Personal property and real property lease business

7. Research and technology development related to Clause 1 through 4

8. Overseas business and trading business related to Clause 1 through 4

9. Manufacturing and distribution business related to Clause 1 through 4

10. Tourism

11. Electronic financial business

12. Motion picture business (Production, Importation, Distribution, Screening)

13. Any business or undertaking incidental or conducive to the attainment of the objects above
E. Credit Ratings
(1) Corporate Bonds

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
June 13, 2006	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 21, 2006	Corporate bond	AAA	Korea Ratings	Regular rating
June 22, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
September 1, 2006	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
September 1, 2006	Corporate bond	AAA	Korea Ratings	Current rating
September 1, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 27, 2006	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
October 27, 2006	Corporate bond	AAA	Korea Ratings	Current rating
May 29, 2007	Corporate bond	AAA	Korea Ratings	Regular rating
June 14, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
June 27, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
November 5, 2007	Corporate bond	AAA	Korea Ratings	Current rating
November 5, 2007	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
November 5, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
February 21, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 21, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
June 3, 2008	Corporate bond	AAA	Korea Ratings	Regular rating
June 17, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 30, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Regular rating
October 20, 2008	Corporate bond	AAA	Korea Ratings	Current rating
October 20, 2008	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 20, 2008	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Ratings	Current rating
January 13, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
January 13, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Ratings	Current rating
February 23, 2009	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 23, 2009	Corporate bond	AAA	Korea Information Services, Inc.	Current rating

*	Rating definition: “AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(2) Commercial Paper (“CP”)

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
June 13, 2006	CP	A1	Korea Information Services, Inc.	Current rating
June 21, 2006	CP	A1	Korea Ratings	Current rating
June 22, 2006	CP	A1	Korea Investors Service, Inc.	Current rating

Credit rating entity
Credit rating date	Subject of rating	Credit rating	(Credit rating range)	Rating classification
September 1, 2006	CP	A1	Korea Ratings	Regular rating
December 27, 2006	CP	A1	Korea Information Services, Inc.	Regular rating
December 27, 2006	CP	A1	Korea Investors Service, Inc.	Regular rating
May 29, 2007	CP	A1	Korea Ratings	Current rating
June 14, 2007	CP	A1	Korea Information Services, Inc.	Current rating
June 27, 2007	CP	A1	Korea Investors Service, Inc.	Current rating
November 5, 2007	CP	A1	Korea Ratings	Regular rating
November 5, 2007	CP	A1	Korea Information Services, Inc.	Regular rating
November 5, 2007	CP	A1	Korea Investors Service, Inc.	Regular rating
June 3, 2008	CP	A1	Korea Ratings	Current rating
June 16, 2008	CP	A1	Korea Information Services, Inc.	Current rating
June 17, 2008	CP	A1	Korea Investors Service, Inc.	Current rating
October 20, 2008	CP	A1	Korea Ratings	Regular rating
October 20, 2008	CP	A1	Korea Investors Service, Inc.	Regular rating
October 20, 2008	CP	A1	Korea Information Services, Inc.	Regular rating
June 24, 2009	CP	A1	Korea Information Services, Inc.	Current rating
June 26, 2009	CP	A1	Korea Ratings	Current rating
June 30, 2009	CP	A1	Korea Investors Service, Inc.	Current rating

*	Rating definition: “A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(3) International Credit Ratings

		Credit rating	Credit rating company
Date of credit rating	Subject of rating	of securities	(Credit rating range)	Rating type
July 9, 2007	Global Bonds	A	Fitch (England)	Current rating

July 9, 2007	Global Bonds	A2	Moody’s (U.S.A.)	Current rating

July 9, 2007	Global Bonds	A	S&P (U.S.A.)	Current rating

April 7, 2009	Offshore Convertible Bonds	A	Fitch (England)	Current rating

April 7, 2009	Offshore Convertible Bonds	A2	Moody’s (U.S.A.)	Current rating

April 7, 2009	Offshore Convertible Bonds	A	S&P (U.S.A.)	Current rating

2. Company History
A.	Location of Headquarters
-	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

-	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

-	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

-	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

-	11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)
B.	Significant Changes in Management

At the 25th General Shareholders’ Meeting held on March 13, 2009, Man Won Jung was elected as the Representative Director and Jae Won Chey was elected as an Executive Director while Hyun Chin Lim was re-elected as an independent Director. Executive Directors Young Ho Park and Shin Bae Kim resigned from the Board on March 12, and on March 13, respectively.
C.	Other Important Matters related to Management Activities
(1) Resolution to issue registered offshore unsecured convertible bonds.
In accordance with the resolution of the Board of Directors on March 13, 2009, the Company decided to issue offshore registered, unsecured convertible bonds in order to refinance its maturing offshore unsecured convertible bonds (maturity date: May 27, 2009) originally issued in May of 2004. Details related to the said offshore unsecured convertible bonds to be issued are as follows:

Face value of the Convertible Bonds (“CB”)	US$ 332,528,000 (Won 460, 019 million)
Interest and Payment Terms of the CB	Coupon Rate of 1.75% payable semi-annually
Maturity of the CB	April 7, 2014
Conversion Price and Ratio	Won 230,010 per share, 100%
Shares to be Converted	Registered Common (Treasury) Shares issued by the Company
Conversion Period	From May 18, 2009 to March 28, 2014
(2) Acquisition of fixed-line network business and related ancillary businesses of SK Networks
 In accordance with the resolution of the Board of Directors on May 21, 2009, the Company decided to acquire fixed-line network business and related ancillary businesses (including all assets, liabilities and other rights and obligations related to such businesses) of SK Networks. Through the acquisition, the Company intends to increase the efficiency of its network utilization and provide optimal services by internalizing mobile phone transmission lines. Acquisition price was Won 892,850 million. As of September 30, 2009, the assets and liabilities of the businesses being acquired amounted to Won 646,413 million and Won 620,154 million, respectively. Revenue from the businesses being acquired in 2008 was Won 416,533 million. SK Networks approved the acquisition in its shareholders’ meeting held on July 6, 2009. The acquisition closed, and the acquisition price was paid, on September 30, 2009.
(3) Purchase of SK Broadband shares
On July 21, 2009, the Company purchased 47,187,105 shares of SK Broadband’s common stock in its rights offering, at Won 5,000 per share (aggregate purchase price of Won 235,935,525,000), to increase competitiveness of the Company’s and its affiliates’ businesses. The Company’s equity interest in SK Broadband increased from 43.4% to 50.6%.
(4) Payment of interim dividends
In accordance with the resolution of the Board of Directors on July 23, 2009, the Company decided to pay interim dividends as follows:
(a)	Dividend amount: Won 1,000 per share (aggregate dividend amount of 72,345,003,000)

(b)	Market dividend rate: 0.57%

(c)	Record date: June 30, 2009

(d)	Dividend payment date: within 20 days from the date of the resolution of the Board of Directors
(5) Sale of SK C&C Shares
In accordance with the resolution of the Board of Directors on September 18, 2009, the Company decided to sell common shares of SK C&C Co., Ltd. (“SK C&C”) held by the Company in the initial public offering of SK C&C’s common shares on the KRX KOSPI Market. The Company expects to sell 10,500,000 shares of SK C&C at Won 30,000 per share (aggregate sale price of Won 315,000 million), pursuant to the final offering price and amount as disclosed on November 2, 2009. After the sale, the Company’s equity stake in SK C&C will decrease from 30.0% to 9.0%.
(6) Sale of China Unicom Shares
 In accordance with the resolution of the Board of Directors on September 25, 2009, the Company sold all common shares of China Unicom (HongKong) Limited (“China Unicom”) held by the Company (899,745,075 shares) to China Unicom on November 5, 2009 at HK$11.105 per share, amounting to an aggregate sale price of HK$9,991,669,058.

3. Total Number of Shares
A. Total number of shares

(As of September 30, 2009)	(Unit: shares)

	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
1. Capital reduction	—	—	—	—
2. Share cancellation	8,533,235	—	8,533,235	—
3. Redeemed shares	—	—	—	—
4. Others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	8,400,708	—	8,400,708	—
VI. Number of shares outstanding (IV-V)	72,345,003	—	72,345,003	—

*	On January 9, 2009, the Company purchased (using retained earnings) and cancelled 448,000 common shares. As the result of such retirement of common shares, the total number of outstanding shares decreased to 80,745,711.

B. Treasury Stock
     (1) Acquisitions and Dispositions of Treasury Stocks

(As of September 30, 2009)	(Unit: Shares)

		At the
		beginning of	Changes				At the end
Acquisition methods	Type of shares	period	Acquired (+)		Disposed (-)	Retired (-)	of period	Remarks
Direct acquisition

pursuant to Article	Common shares	4,704,828	179,200	[2]	—	448,000	4,436,028	—
165-2 of the relevant Act [1]	Preferred shares	—	—		—	—	—	—

based on reasons other than those	Common shares	77,970	—		—	—	77,970	—
stipulated in Article 165-2 of the relevant Act	Preferred shares	—	—		—	—	—	—

Sub-total	Common shares	4,782,798	179,200			448,000	4,513,998 [3]	—
	Preferred shares	—	—		—	—	—	—

Indirect acquisition through trust and	Common shares	3,886,710	—		—	—	3,886,710	—
other agreements	Preferred shares	—	—		—	—	—	—

Total	Common shares	8,669,508	179,200			448,000	8,400,708	—
	Preferred shares	—	—		—	—	—	—

[1]	The “relevant Act” in the above table refers to Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)

[2]	The 179,200 common shares directly acquired pursuant to Article 165-2 of the FSCMA were acquired for the purpose of retirement; the retirement of such stock was completed on January 9, 2009.

[3]	Of the 4,513,998 shares of directly acquired treasury stock, 1,999,997 shares were deposited with Korea Securities Depository to be issued upon conversion of the Company’s offshore convertible bonds. (As of June 30, 2009)

     (2) Retirement of Treasury Stock
(Unit: in millions of Won, Shares)

			Quantity	Monetary Amount
			Retired	Retired	Acquisition Period
Retired Date	Retirement Purpose	Type of Share	(shares)	(in millions of Won)	of Retired Shares	Remarks
January 9, 2009	Stabilization of Share Price	Common	448,000	92,476	December 2, 2008 - January 7, 2009	—

Total		Common	448,000	92,476	—	—
		Preferred	—	—	—	—
     (3) Execution of Trust Agreements relating to Treasury Stocks, Etc.
(Amounts: in millions of Won)

	At Start of Period		Executed (+)		Cancelled (-)		At End of Period
		No. of		No. of		No. of		No. of
Category	Amount	Transactions	Amount	Transactions	Amount	Transactions	Amount	Transactions	Remark
Specified Money Trust	982,000	4	—	—	—	—	982,000	4	1. Extension Date: Oct. 26, 2007 Extension Amount: Won 631,200
Trust Contracts with Asset Management Companies	—	—	—	—	—	—	—	—	2. Extension Date: October 29, 2007
Acquisition Contracts with Investment Companies	—	—	—	—	—	—	—	—	Extension Amount: Won 350,800
Total	982,000	4	—	—	—	—	982,000	4

4. Status of Voting Rights

(As of September 30, 2009)	(Unit: shares)

Classification		Number of shares	Remarks
Total outstanding shares (A)	Common share	80,745,711	—
	Preferred share	—

Number of shares without voting rights (B)	Common share	8,400,708	Treasury shares
	Preferred share	—

Shares with restricted voting rights under the Korean law (C)	—	—	—

Shares with reestablished voting rights (D)	—	—	—

The number of shares with exercisable voting rights	Common share	72,345,003	—
(E = A - B - C + D)	Preferred share	—

     5. Dividends and Others
     A. Dividends
     (1) Distribution of cash dividends was approved during the 22nd General Meeting of Shareholders held on March 10, 2006.
     — Distribution of cash dividends per share of Won 8,000 (exclusive of interim dividend of Won 1,000) was approved.
     (2) Distribution of interim dividends of Won 1,000 was approved during the 270th Board of Directors’ Meeting on July 28, 2006.
     (3) Distribution of cash dividends was approved during the 23rd General Meeting of Shareholders held on March 9, 2007.
     —Distribution of cash dividends per share of Won 7,000 (exclusive of an interim dividend of Won 1,000) was approved.
     (4) Distribution of interim dividends of Won 1,000 was approved during the 283rd Board of Directors’ Meeting on July 27, 2007.
     (5) Distribution of cash dividends was approved during the 24th General Meeting of Shareholders held on March 14, 2008.
     — Distribution of cash dividends per share Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

     (6) Distribution of interim dividends of Won 1,000 was approved during the 295th Board of Directors’ Meeting on July 18, 2008.
     (7) Distribution of cash dividends was approved during the 25th General Meeting of Shareholders held on March 13, 2009.
     — Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.
     (8) Distribution of interim dividends of Won 1,000 was approved during the 305th Board of Directors’ Meeting on July 23, 2009.
     B. Dividends for the Last 3 Fiscal Years
(Unit: in millions of Won, except per share value)

		As of and for
		the nine months	As of and for	As of and for the
		ended	the year ended	year ended
		September 30,	December 31,	December 31,
Classification		2009	2008	2007
Par value per share (Won)		500	500	500
Current Period’s net income		1,044,104	1,277,658	1,642,451
Net income per share (Won)		14,432	17,559	22,607
Total cash dividend		72,345	681,996	682,379
Total stock dividends		—	—	—
Percentage of cash dividend to available income (%)		6.9	53.4	41.5
Cash dividend yield ratio (%)	Common share	0.5	4.5	3.8
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	1,000	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	Total cash dividend of Won 681,996 million for the year ended December 31, 2008 includes the total interim dividend amount of Won 72,793 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

*	Total cash dividend of Won 682,379 million for the year ended December 31, 2007 includes the total interim dividend amount of Won 72,667 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount of Won 1,000.

II. BUSINESS
1. Business Overview
A. Industry Characteristics
As of September 30, 2009, the number of domestic mobile phone subscribers reached 47.5 million and, with more than 95% penetration rate, the Korean mobile communication market can be considered to have reached its maturation stage. However, considering the number of European countries with penetration rates exceeding 100%, additional future growth of the domestic market may be possible.
The Korean mobile communications market continues to improve with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets that enables the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite DMB, digital home services and other related contents.
B. Growth Potential
(Unit: 1,000 persons)

		As of
		September 30,	As of December 31,
Classification		2009	2008	2007	2006	2005
Number of subscribers	SK Telecom	24,074	23,032	21,968	20,271	19,530
	Others (KT, LGT)	23,454	22,575	21,529	19,926	18,812
	Total	47,528	45,607	43,497	40,197	38,342

(Source: Korea Communications Commission website)
C. Domestic and Overseas Market Conditions
The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Although demand has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.
Historical market share of the Company

(As of September 30, 2009)	(Unit: %)

	As of	As of December 31,
Classification	September 30,2009	2008	2007	2006
Mobile communication services	50.6	50.5	50.5	50.4
Comparative market share
      (As of September 30, 2009)
(Unit: %)

Classification	SK Telecom	KTF	LG Telecom
Market share	50.6	31.3	18.1
(Source: Korea Communications Commission website)

2. Major Products & Services
A. Updates on Major Products and Services
(Unit: in millions of Won, %)

Business fields	Sales type	Item	Specific Usage	Major trademarks	Sales amount (ratio)
Information and communication	Services	Mobile communication	Mobile Phone	June, NATE and others	8,841,353(98.2%)
—	—	Others	—	Others	157,622(1.8%)
B. Price Fluctuation Trend of Major Products and Services
Based on the Company’s Basic Plan for monthly subscription, the basic service fee is Won 13,000 per month and the usage fee is Won 20 per 10 seconds. These rates are the same as the rates for 2007 and 2008. Based on the Company’s Standard Plan, launched in April 2008, the basic service fee is Won 12,000 per month and the usage fee is Won 18 per 10 seconds.
3. Investment Status
A. Investment in Progress
(Unit: in 100 millions of Won)

						Amount
		Investment	Subject of		Total	already	Future
Business field	Classification	period	investment	Investment effect	investments	invested	investment
Network/Common	Upgrade/ New installation	2009	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	9,552	To be determined

Total				-	To be determined	9,552	To be determined
B. Future Investment Plan
(Unit: in 100 millions of Won)

	Expected investment amount		Expected investment for each year
Business field	Asset type	Amount	2009	2010	2011	Investment effect
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services
and provision of
new services

Total		To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services
and provision of
new services
4. Revenues
(Unit: in millions of Won)

				For the nine
				months ended
				September 30,
Business field	Sales type	Item		2009	2008	2007
Information and communication	Services	Mobile communication	Export	—	—	—
			Domestic	8,841,353	11,492,832	11,083,821
			Subtotal	8,841,353	11,492,832	11,083,821
	—	Others	Export	2,107	5,855	4,101
			Domestic	157,622	175,975	197,979
			Subtotal	159,729	181,830	202,080
			Export	2,107	5,855	4,101
Total			Domestic	8,998,974	11,668,807	11,281,800
			Total	9,001,081	11,674,662	11,285,901
5. Derivative Transactions
In order to hedge risks related to fluctuations in currency exchange rates and interest rates, the Company enters into currency swap contracts and interest rate swap contracts. The gain or loss generated from the derivatives contracts is recognized as the gains/losses for the current period or other comprehensive income/loss, in accordance with Korean GAAP. Fair value of our derivatives is calculated using our transaction bank’s valuations. In accordance with the derivatives contracts, our estimated gain/loss on the date of expiration is zero.
A. Currency Swap
(1) Purpose of Contracts: Hedging of risks related to fluctuations in currency exchange rates and interest rates
(2) Contract Terms
— Currency swap contract applying cash flow risk hedge accounting
The Company has entered into a currency swap contract with three banks including Citibank in order to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (face amounts totaling US$ 300,000,000) issued on April 1, 2004. As of September 30, 2009, in connection with the unsettled foreign currency swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 2,873,422,000 (excluding tax effect totaling Won 1,351,488,000 and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling Won 11,881,481,000) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a currency and interest rate swap contract with Calyon to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated floating rate long-term borrowings with face amounts totaling US$ 100,000,000 borrowed on October 10, 2006. As of September 30, 2009, in connection with this unsettled currency and interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 3,212,546,000 (excluding tax effect totaling Won 464,245,000 and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling Won 24,070 million) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into a currency and interest rate swap contract with two banks including HSBC in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen dominated bonds (56-2) with face amounts totaling JPY 12,500,000,000 issued on November 13, 2007. As of September 30, 2009, in connection with this unsettled currency and interest rate swap contracts, an accumulated gain on valuation of derivatives amounting to Won 1,552,346,000 (net of tax effect totaling Won 1,088,803,000 and foreign exchange translation loss arising from unguaranteed Japanese yen dominated bonds totaling Won 60,807,071,000 was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency and interest rate swap contract with two banks including DBS in order to hedge the foreign currency risk and interest rate risk of U.S. dollar denominated floating rate bonds with face amounts totaling US$ 150,000,000 issued on November 20, 2008. As of September 30, 2008, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 4,682,551,000 (net of tax effect totaling Won 1,320,719,000 and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling Won 38,792,218,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency and interest rate swap contract with Mizuho Corporate Bank in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen dominated bonds (59-2) with face amounts totaling JPY 3,000,000,000 issued on January 22, 2009. As of September 30, 2009, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 2,593,250,000 (net of tax effect totaling Won 731,429,000 and foreign exchange translation gain arising from unguaranteed Japanese yen dominated bonds totaling Won 6,563,023,000) was accounted for as accumulated other comprehensive gain.
In addition, the Company has entered into a currency and interest rate swap contract with The Bank of Tokyo-Mitsubishi in order to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen dominated bonds (60-2) with face amounts totaling JPY 5,000,000,000 issued on March 5, 2009. As of September 30, 2009, in connection with this unsettled currency and interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 1,839,905,000 (net of tax effect totaling Won 518,948,000 and foreign exchange translation gain arising from unguaranteed Japanese yen dominated bonds totaling Won 12,665,286,000) was accounted for as accumulated other comprehensive gain.
— Currency swap, contract to which the fair value hedge accounting is applied
The Company has entered into a currency swap contract with nine banks including Hana Bank in order to hedge the foreign exchange risk of the Company’s holdings of common shares of China Unicom. In connection with this unsettled currency swap contract, gains on valuation of currency swaps of Won 42,397,044,000 and losses on valuation of currency swaps of Won 109,933,905,000 for the nine months ended September 30, 2009 and September 30, 2008, respectively, were charged to current operations.
— Currency swap contract to which the hedge accounting is not applied
In addition, the Company has entered into a currency swap contract with three banks including Morgan Stanley to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds (with face amounts totaling US$400,000,000) issued on July 20, 2007. In connection with this unsettled foreign currency swap contract, a loss on valuation of currency swap of Won 66,000,978,000 and a gain on valuation of currency swap of Won 131,299,127,000 for the nine months ended September 30, 2009 and September 30, 2008, respectively, were charged to current operations.
B. Interest Rate Swap
(1) Purpose of Contracts: Hedging of risks related to fluctuations in interest rates
(2) Contract Terms
— Interest rate swap contract to which the cash flow risk hedge accounting is applied:
The Company has entered into an interest rate swap contract with Shinhan Bank to hedge the interest rate risk of discounted bill with face amounts totaling Won 200,000 million borrowed on June 29, 2006. As of September 30, 2009, in connection with unsettled interest rate swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 1,409,091,000 (net of tax effect totaling Won 397,436,000) was accounted for as accumulated other comprehensive loss.
In addition, the Company has entered into an interest rate swap contract with three banks including Nonghyup Bank in order to hedge the interest rate risk of long-term floating rate borrowings (totaling Won 500 billion) borrowed between July 28, 2008 and August 13, 2008. As of September 30, 2009, in connection with unsettled interest rate swap contract to which the cash flow risk hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 11,016,545,000 (net of tax effect totaling Won 3,107,231,000) was accounted for as accumulated other comprehensive loss.
— Interest rate swap contract to which the hedge accounting is not applied

The Company has entered into an interest rate swap contract with two banks including DBS in order to hedge the interest rate risk of floating rate foreign currency bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with this unsettled interest rate swap contract, loss on valuation of interest rate swap of Won 4,123,478,000 for the nine months ended September 30, 2009 was charged to current operations.
C. Currency Option
     (1) Purpose of Contracts: Currency Exchange Rate Risk Hedging
     (2) Contract Terms
     — Currency option contract to which the hedge accounting is not applied
The Company has entered into a currency put option contract with Calyon bank to hedge the foreign currency risk of US$50,000,000 deposit maturing on July 14, 2009. In connection with this unsettled currency put option contract to which the hedge accounting is not applied, a gain on valuation of currency option of Won 1,013,855,000 for the six months ended June 30, 2009 was accreted to current operations.
6. Major Contracts

			Completion	Contract	Contract Amount
Category	Vendor	Start Date	Date	Title	(Won 100M)
Servvice	SK C&C.	Feb. 26, 2009	December 31, 2009	2009 IT SM Contract	2,079
Product	TU Media, ltd.	Feb. 23, 2009	December 31, 2009	2009 Satellite DMB Service Collaboration Contract	1,008
Product	SK E&C	Mar. 19, 2009	December 31, 2009	2009 Cell Site Facility Construction (Seoul Area)	510
Product	SK E&C	Mar. 19, 2009	December 31, 2009	2009 RF Switching Facility Construction (Seoul Area)	414
Service	SK Marketing & Company	July 1, 2009	December 31, 2009	2009 2H Membership Collaboration Program	395
Subtotal					4,406

*	Selected among contracts exceeding Won 30 billion and classified by product and service.

7. R&D Investments
(Unit: in thousands of Won)

	For the nine	For the year	For the year
	months ended	ended	ended
	September 30,	December	December
Category	2009	31, 2008	31, 2007	Remarks
Raw material	31,622	89,176	96,217	—
Labor	38,838,305	38,062,791	39,388,760	—
Depreciation	95,962,398	138,511,764	129,208,262	—
Commissioned service	50,539,633	85,836,738	90,363,645	—
Others	28,378,379	34,539,984	37,609,969	—
Total R&D costs	213,750,337	297,040,453	296,666,853	—
Accounting Sales and administrative expenses	212,314,543	293,443,380	288,519,863	—
Development expenses (Intangible assets)	1,435,794	3,597,072	8,146,990	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.37%	2.54%	2.63%	—
8. Other information relating to investment decisions
A. Trademark Policies
The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.
The Company’s ‘Brand Management Council’ in charge of overseeing its systematic corporate branding operates full time to execute decisions involving major brands and operates ‘Brandnet’, an intranet system to manage corporate brands which provide solutions including licensing of the brands and downloading of the Company logos.
B. Business-related Intellectual Properties
The Company owns intellectual property rights to the design of alphabet “T”. The rights are based on domestic trademark laws and the Company has proprietary and exclusive use of the trademark for 10 years and the rights are renewable. The designed alphabet “T” is registered in all business categories (total of 45) and is being used as the primary brand of the Company.

III. FINANCIAL INFORMATION
1. Unaudited Summary Financial Information (Non-consolidated)
(Unit: in millions of Won)

	As of and for the nine
	months ended	As of and for the year ended December 31,
Classification / Fiscal Year	September 30, 2009	2008	2007	2006	2005
Current assets	5,955,585	3,990,503	4,094,059	4,189,325	4,172,485
• Quick assets	5,940,059	3,976,576	4,075,378	4,172,887	4,166,500
• Inventory	15,527	13,927	18,681	16,438	5,985
Non-current assets	13,615,287	14,626,992	14,038,451	11,624,728	10,349,191
• Investments	4,590,892	5,668,127	5,940,045	3,547,942	2,366,760
• Property and Equipment	5,109,730	4,698,214	4,594,413	4,418,112	4,595,884
• Intangible assets	2,687,791	2,941,592	3,174,942	3,405,158	3,386,547
• Other non-current assets	1,226,874	1,319,059	329,051	253,516	—

Total assets	19,570,872	18,617,495	18,132,510	15,814,053	14,521,676

Current liabilities	3,408,106	3,412,490	2,484,548	2,985,620	2,747,268
Non-current liabilities	5,466,661	4,475,998	4,221,016	3,522,006	3,516,528

Total liabilities	8,874,766	7,888,488	6,705,564	6,507,626	6,263,796

Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	3,032,006	2,957,095	2,954,829	2,962,699	2,966,198
Capital adjustment	(-)2,720,883	(-)2,147,530	(-)2,072,486	(-)2,019,568	(-)2,022,817
Other Cumulative Profit and Loss	625,288	373,784	1,594,099	473,904	—
Retained earnings	9,715,055	9,501,018	8,905,865	7,844,753	7,269,861

Total stockholders’ equity	10,696,106	10,729,007	11,426,946	9,306,427	8,257,881

Sales	9,001,081	11,674,662	11,285,900	10,650,952	10,161,129
Operating Profit (or Loss)	1,736,191	2,059,896	2,171,543	2,584,370	2,653,570
Profit (or Loss) from continuing operation	1,044,104	1,277,658	1,642,451	1,446,598	1,871,380
Current Period’s Net Profit (or Loss)	1,044,104	1,277,658	1,642,451	1,446,598	1,871,380
(Unit: Won)

	For the nine months
	ended	For the year ended December 31,
Classification / Fiscal Year	September 30, 2009	2008	2007	2006	2005
Earnings per share	14,432	17,559	22,607	19,734	25,421
Diluted earnings per share	14,248	17,395	22,289	19,458	25,015

2. Unaudited Summary Financial Information (Consolidated)
(Unit: in millions of Won)

	As of and for the year ended December 31,
Classification / Fiscal Year	2008	2007	2006	2005	2004
Current assets	5,422,447	4,813,072	4,663,962	4,598,580	4,390,692
• Quick assets	5,387,473	4,766,020	4,644,184	4,590,796	4,338,371
• Inventory	34,974	47,052	19,778	7,784	52,321

Non-current assets	17,051,224	14,235,863	11,576,006	10,106,193	9,892,665
• Investments	4,025,429	5,446,711	3,236,783	1,989,934	1,665,841
• Property and Equipment	7,437,689	4,969,353	4,507,335	4,663,369	4,703,922
• Intangible assets	3,978,145	3,433,962	3,518,411	3,452,889	3,522,903
• Other non-current assets	1,609,961	385,836	313,477	—	—

Total assets	22,473,671	19,048,935	16,239,968	14,704,772	14,283,358

Current liabilities	4,628,821	3,016,874	3,208,416	2,863,373	3,066,893
Non-current liabilities	6,020,410	4,344,428	3,548,464	3,513,860	4,010,721

Total liabilities	10,649,231	7,361,302	6,756,880	6,377,233	7,077,614

Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	2,958,854	2,956,106	2,950,327	2,954,840	2,968,301
Capital adjustment	(-)2,159,389	(-)2,072,723	(-)2,019,567	(-)2,048,515	(-)2,058,292
Other Cumulative Profit/Loss	356,192	1,591,258	490,010	—	—
Retained earnings	9,448,185	8,914,970	7,847,434	7,267,649	6,152,898

Total stockholders’ equity	11,824,440	19,048,935	9,483,088	8,327,540	7,205,743

Sales	14,020,984	11,863,357	11,027,977	10,721,820	10,570,615
Operating Profit (or Loss)	1,752,468	2,101,955	2,621,132	2,670,616	2,439,749
Profit (or Loss) from continuing operation before tax	972,338	1,562,265	1,449,552	1,868,307	1,493,414
Current Period’s Net Profit before tax	972,338	1,562,265	1,449,552	1,868,307	1,493,414
(Unit: Won)

	For the year ended December 31,
Classification / Fiscal Year	2008	2007	2006	2005	2004
Earnings per share in Majority Interest	16,707	22,696	19,801	25,443	20,261
Diluted earnings per share in Majority Interest	16,559	22,375	19,523	25,036	20,092

IV. AUDITOR’S OPINION
1. Auditor

Nine months ended	Year ended December 31,
September 30, 2009	2008	2007	2006
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
2. Audit Opinion

Term	Auditor’s opinion	Issues noted
Nine months ended September 30, 2009	—	No material violation of accounting standards
Nine months ended September 30, 2008	—	No material violation of accounting standards
Year ended December 31, 2008	Unqualified	—
Year ended December 31, 2007	Unqualified	—
3. Remuneration for Independent Auditors for the Past Three Fiscal Years
A. Audit Contracts
(Unit: in thousands of Won)

Term	Auditors	Contents	Fee	Total hours
Nine months ended	Deloitte Anjin LLC	Semi-annual review	1,275,000	13,709
September 30, 2009		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit

Year ended December 31,	Deloitte Anjin LLC	Semi-annual review	1,310,097	13,346
2008		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit

Year ended December 31,	Deloitte Anjin LLC	Semi-annual review	1,066,318	11,468
2007		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit

B. Non-Audit Services Contract with External Auditors
(Unit: in thousands of Won)

			Service
Term	Contract date	Service provided	duration	Fee
Nine months ended	May 13, 2009	Tax consulting	30 days	40,000
September 30, 2009	May 22, 2009	Tax consulting	10 days	10,000
	May 22, 2009	Tax adjustment for fiscal year 2008	20 days	34,000
	May 22, 2009	Review of deferred corporate income tax for 1Q and 2Q	10 days	14,000
	September 14, 2009	Review of quarterly tax adjustments	5 days	7,000
	September 14, 2009	Tax consulting	20 days	20,000

Year ended	November 20, 2007	Set up services for agency tax manual	60 days	48,000
December 31, 2008	March 3, 2008	Tax adjustment for fiscal year 2007	10 days	33,000
	May 15, 2008	Tax consulting	5 days	7,500
	June 24, 2008	Foreign tax consulting re indirect taxes	4 days	6,000
	August 13, 2008	Tax consulting	10 days	9,400
	November 1, 2008	Tax consulting	4 days	5,000
	November 19, 2008	Tax consulting	10 days	10,800
	November 19, 2008	Review of deferred corporate income tax for 1Q and 2Q	10 days	18,000
	December 24, 2008	Review of deferred corporate income tax for 3Q	3 days	6,000
	December 24, 2008	Tax consulting	3 days	3,600
	December 24, 2008	Tax consulting	3 days	3,000

Year ended	March 30, 2007	Tax adjustment for fiscal year 2006	10 days	30,000
December 31, 2007	September 28, 2007	Tax consulting for denial of deductions for corporate income tax	1 day	2,000
	September 28, 2007	Review of deferred corporate income tax for 1Q and 2Q	6 days	10,000
	September 28, 2007	Tax consulting	5 days	9,000
	December 31, 2007	Review of deferred corporate income tax for 3Q	2 days	5,000
	December 31, 2007	Tax consulting	3 days	3,000

V. CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES
1. Board of Directors
A. Overview of Board of Directors Composition
The Company’s Board of Directors is comprised of eight members: five non-executive independent directors and three executive directors. Within the Board, there are five Committees: Non-executive independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.
B. Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
300th	January 22, 2009	— Financial Statements for the year ended December 31, 2008	Approved as proposed
(the first		— Annual Business Report for the year ended December 31, 2008	Approved as proposed
meeting of		— Annual Business Plan and Budgeting for FY 2009	Approved as proposed
2009)		— Issuance of Corporate Bonds	Approved as proposed

301st	February 17, 2009	— Convocation of the 25th General Meeting of Shareholders	Approved as proposed
(the second		— Partnership Agreement with Offshore Private Equity Fund	Approved as proposed
meeting of
2009)

302nd	March 13, 2009	— Election of the Representative Director	Approved as proposed
(the third		— Revision to the Regulations for the Board of Directors	Approved as proposed
meeting of		— Appointment of Chairman of the Board of Directors	Approved as proposed
2009)		— Long-term Financing Plan for Foreign Currency	Approved as proposed
		— Issuance of Offshore Convertible Bonds and Transfer of Treasury Shares in relation thereto	Approved as proposed
		— Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed

303rd	May 21, 2009	— Election of Committee Members	Approved as proposed
(the fourth		— Resolution on Business Acquisition from SK Networks	Approved as proposed
meeting of		— Resolution on Purchase of Investment Securities (SK Broadband)	Approved as proposed
2009)

304th	June 19, 2009	— Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
(the fifth
meeting of
2009)

Meeting	Date	Agenda	Approval
305th	July 23, 2009	— Proposal for Interim Dividend	Approved as proposed
(the sixth
meeting of
2009)

306th	August 14, 2009	— Revision of Accounting Principles	Approved as proposed
(the seventh
meeting of
2009)

307th	September 18, 2009	— Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed
(the eighth		— Sale of SK C&C Shares	Approved as proposed
meeting of
2009)

308th	September 25, 2009	— Sale of China Unicom Shares	Approved as proposed
(the ninth
meeting of
2009)

309th	October 16, 2009	— Strategic Alliance relating to China Cyworld	Approved as proposed
(the tenth
meeting of
2009)

Independent
Meetings	Dates	Directors Attended	Description
The first meeting of 2009 (300th)	January 22, 2009	5 / 5	—
The second meeting of 2009 (301st)	February 17, 2009	5 / 5	—
The third meeting of 2009 (302nd)	March 13, 2009	5 / 5	—
The fourth meeting of 2009 (303rd)	May 21, 2009	5 / 5	—
The fifth meeting of 2009 (304th)	June 19 , 2009	5 / 5	—
The sixth meeting of 2009 (305th)	July 23, 2009	4 / 5	—
The seventh meeting of 2009 (306th)	August 14, 2009	5 / 5	—
The eighth meeting of 2009 (307th)	September 18, 2009	5 / 5	—
The ninth meeting of 2009 (308th)	September 25, 2009	5 / 5	—
The tenth meeting of 2009 (309th)	October 16, 2009	5 / 5	—

C. Committees within Board of Directors
(1) Committee Structure
          a) Non-executive Independent Director Nomination Committee
          (As of September 30, 2009)

Members
Number of		Non-executive Independent
Persons	Executive Directors	Directors	Remarks
4	Man Won Jung, Sung Min Ha	Rak Yong Uhm, Jae Ho Cho	—

*	The Non-executive Independent Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.
          b) Audit Committee
          (As of September 30, 2009)

Members
Number of		Non-executive Independent
Persons	Executive Directors	Directors	Remarks
3		Dal Sup Shim, Hyun Chin Lim, Jae Ho Cho	—

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.
          c) Compensation Review Committee
          (As of September 30, 2009)

Number of	Members
Persons	Executive Directors	Non-executive Independent Directors
5	—	Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
          d) Capex Review Committee
          (As of September 30, 2009)

Members
Number of	Executive	Non-executive Independent
Persons	Directors	Directors	Remarks
4	Sung Min Ha	Dal Sup Shim, Rak Yong Uhm, Jay Young Chung	—

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.
          e) Corporate Citizenship Committee
          (As of September 30, 2009)

Members
Number of	Executive	Non-executive Independent
Persons	Directors	Directors	Remarks
4	Sung Min Ha	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung	—

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.
(2) Activities of the Committees of the Board of Directors (As of September 30, 2009)

Non-executive Independent Directors
				Dal Sup Shim	Hyun Chin Lim
				(Attendance:	(Attendance:
	Date of			100%)	100%)
Committee Name	Activity	Agenda	Approval	Vote
Non-executive Independent Director Nomination Committee		25th General Meeting of Shareholders:
	February 17, 2009	Proposal to nominate an Independent Director Hyun Chin Lim	Approved as Proposed	For	For
	June 19, 2009	Proposal to nominate the Head of Committee — Man Won Jung	Approved as Proposed	For	For

Non-executive Independent Directors
					Rak Yong	Jay Yung
				Dal Sup Shim	Uhm	Chung
				(Attendance:	(Attendance:	(Attendance:
	Date of			100%)	100%)	100%)
Committee Name	Activity	Agenda	Approval	Vote
CapEx Committee	January 21, 2009	CapEx plan for 2009	Approved as proposed	For	For	For

	June 19, 2009	Proposal to nominate the Head of Committee — Rak Yong Uhm	Approved as proposed	For	For	For

Non-executive Independent Directors
Rak
				Dal Sup	Yong	Hyun	Jay Yung	Jae Ho
				Shim	Uhm	Chin Lim	Chung	Cho
				(Attendance:	(Attendance:	(Attendance:	(Attendance:	(Attendance:
Committee	Date of			100%)	100%)	100%)	100%)	100%)
Name	Activity	Agenda	Approval	Vote
Compensation Review Committee	June 19, 2009	Proposal to nominate the Head of Committee — Hyun Chin Lim	Approved as proposed	For	For	For	For	For

Non-executive Independent Directors
				Rak Yong	Hyun Chin	Jay Yung
				Uhm	Lim	Chung
				(Attendance:	(Attendance:	(Attendance:
Committee				100%)	100%)	100%)
Name	Date of Activity	Agenda	Approval	Vote
Corporate Citizenship Committee	June 19, 2009	Proposal to nominate the Head of Committee — Jay Young Chung	Approved as proposed	For	For	For
D. Directors’ Independence
On February 17, 2009, in the notice of the annual General Meeting of Shareholders, background information on Jae Won Chey, Man Won Jung, Hyun Chin Lim, candidates for the Board of Directors, was publicly disclosed. There was no other nomination by shareholders. For the election of the Independent directors, the Company has established the Non-executive Independent Director Nomination Committee, which is currently in operation. In the 25th General Meeting of Shareholders held on February 17, 2009, the Committee nominated the Independent director candidates.

Name	Independent Director	Remarks
Man Won Jung	No	o During the 303rd meeting of the Board of the Directors held on May 21st, 2009, the Non-Executive Independent Director Nomination Committee was established.
Sung Min Ha	No	o Director Shin Bae Kim submitted his resignation on March 13, 2009.
Rak Yong Uhm	Yes	o Director Man Won Jung was elected on May 21, 2009.
Jae Ho Cho	Yes
2. Audit System
The Company’s Audit Committee consists of three non-executive independent directors, Dal Sup Shim, Hyun Chin Lim and Jae Ho Cho.
Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda	Approval	Remarks
The first meeting of 2009	January 21, 2009	o Issuance of corporate bonds o B2B Contract with TU Media o Evaluation of Internal Accounting Controls based on the opinion of the members of Audit Committee o 2nd half 2008 Management Audit Results o Reports on Internal Accounting Management system	— Approved as proposed Approved as proposed — —	—

Meeting	Date	Agenda	Approval	Remarks
The second meeting of 2009	February 16, 2009	o Reports on 2008 Korean GAAP Audit o Report on Review of Internal Accounting Management System o 2009 Management Audit Plan o Auditor’s Report for Fiscal Year 2008 o Evaluation of Internal Accounting Management System Operation o Appointment of Auditor for FY 2009-2011 o Construction of Mobile Phone Facilities for 2009	— — — Approved as proposed Approved as proposed Approved as proposed Approved as proposed	—

The third meeting of 2009	March 13, 2009	o Purchase of Mobile Phone Relay Device for 2009 o Construction of Mobile Phone Facilities for 2009 o 2009 2Q Transactions with SK C&C Co., Ltd. o Long-term Financing Plan for Foreign Currency o Issuance of Offshore Convertible Bonds and Transfer of Treasury Shares o Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed Approved as proposed Approved as proposed — — —	—

The fourth meeting of 2009	April 23, 2009	o Audit Plan for 2009 o Auditor Fees for 2009 o Re-approval of entire Auditor Services for 2009	— Approved as proposed Approved as proposed	—

The fifth meeting of 2009	May 19, 2009	o Proposal for entering into an Agency Agreement with SK Marketing & Company for 2009	Approved as proposed	—

The sixth meeting of 2009	June 19, 2009	o Proposal to nominate the Chairman of the Committee o Proposal for purchase of Mobile Phone Relay Device for 2009 o Proposal for construction of Mobile Phone Facilities for 2009 o Proposal for 2009 3Q transactions with SK C&C Co., Ltd. o Asset Management Transaction with Affiliated Company (SK Securities) o Reports on 2008 US GAAP Audit	Approved as proposed Approved as proposed Approved as proposed Approved as proposed — —	—

The seventh meeting of 2009	July 23, 2009	o Proposal for Operation Services of T map Navigation o Interim Dividends Plan o Interim Closing of Accounts for Six Months ended 2009	Approved as proposed — —	—

The eighth meeting of 2009	August 13, 2009	o Construction of Mobile Phone Facilities for 2009 o Purchase of Mobile Phone Relay Device for 2009 o Amendment of the leasing contract of electronic telecommunication facilities o Reports on internal accounting management system for the 1st half of 2009 o Revision of accounting rules o Management audit results for the 1st half of 2009	Approved as proposed Approved as proposed Approved as proposed — — —	—

The ninth meeting of 2009	September 17, 2009	o Transactions with SK C&C in the 4th quarter of 2009 o Asset Management Transaction with Affiliated Company (SK Securities)	Approved as proposed —	—

The tenth meeting of 2009	October 15, 2009	o Agency agreement relating to outdoor advertisements	Approved as proposed	—

*	The line items that do not show approval are for reporting purpose only.
3. Shareholders’ Exercises of Voting Rights
A. Voting System and Exercise of Minority Shareholders’ Rights
Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.
Also, neither written or electronic voting system nor minority shareholder rights is applicable.

4. Affiliated Companies
A. Capital Investments between Affiliated Companies

(As of September 30, 2009)	* Based on common shares

	Invested companies
	SK	SK	SK	SK	SK		SK	SK
Investing company	Corporation	Energy	Networks	Telecom	Chemicals	SKC	E&C	Shipping
SK Corporation		33.40%	39.98%	23.22%		42.50%	40.02%	72.13%
SK Energy
SK Networks								17.71%
SK Telecom
SK Chemicals							18.03%
SKC								10.16%
SK E&C
SK Securities
SK C&C	31.82%
SK Telink
SK E&S
SK D&D
SK Communications
SK Broadband
SK Marketing & Company
SK Gas
SK Telesys
Total affiliated companies	31.82%	33.40%	39.98%	23.22%	0.00%	42.50%	58.05%	100.00%

	Invested companies
	SK		SK	SK	SK
Investing companies	Securities	Walkerhill	E&S	Gas	C&C	K-Power	DOPCO	CCES
SK Corporation			67.55%	45.53%		65.00%
SK Energy							38.28%
SK Networks	22.71%	50.37%			15.00%		4.61%
SK Telecom					30.00%
SK Chemicals		0.25%
SKC	7.73%	7.50%
SK E&C

	Invested companies
	SK		SK	SK	SK
Investing companies	Securities	Walkerhill	E&S	Gas	C&C	K-Power	DOPCO	CCES
SK Securities
SK C&C			32.45%
SK Telink
SK E&S								100.00%
SK D&D
SK Communications
SK Broadband
SK Marketing & Company
SK Gas
SK Telesys
Total affiliated companies	30.44%	58.12%	100.00%	45.53%	45.00%	65.00%	42.89%	100.00%

	Invested companies
	YN	Daehan	SK	SK	SK	Busan	Jeonnam	Gangwon
Investing companies	Energy	City Gas	Sci-tech	NJC	Telink	City Gas	City Gas	City Gas
SK Corporation
SK Energy
SK Networks
SK Telecom					90.77%
SK Chemicals			50.00%	60.00%
SKC
SK E&C
SK Securities
SK C&C
SK Telink
SK E&S	100.00%	47.62%				40.00%	100.00%	100.00%
SK D&D
SK Communications
SK Broadband
SK Marketing & Company
SK Gas
SK Telesys
Total affiliated companies	100.00%	47.62%	50.00%	60.00%	90.77%	40.00%	100.00%	100.00%

	Invested companies
		OK
		Cashbag	Chungnam	SK				Encar
Investing companies	GBES	Service	City Gas	Wyverns	Infosec	MRO Korea	SK Telesys	network
SK Corporation
SK Energy								87.50%
SK Networks						51.00%
SK Telecom				99.99%
SK Chemicals
SKC							77.13%
SK E&C
SK Securities
SK C&C					100.00%
SK Telink
SK E&S	100.00%		100.00%
SK D&D
SK Communications
SK Broadband
SK Marketing & Company		100.00%
SK Gas
SK Telesys
Total affiliated companies	100.00%	100.00%	100.00%	99.99%	100.00%	51.00%	77.13%	87.50%

	Invested companies
	F&U		TU	SK	SK		Loen
Investing companies	Credit Info.	Paxnet	Media	D&D	Utis	Netruck	Entertainment	Independence
SK Corporation
SK Energy						33.67%
SK Networks
SK Telecom	50.00%	59.74%	44.15%				63.48%
SK Chemicals					100.00%
SKC
SK E&C				44.98%
SK Securities	40.00%

	Invested companies
	F&U		TU	SK	SK		Loen
Investing companies	Credit Info.	Paxnet	Media	D&D	Utis	Netruck	Entertainment	Independence
SK C&C								67.78%
SK Telink
SK E&S
SK D&D
SK Communications
SK Broadband
SK Marketing & Company
SK Gas
SK Telesys
Total affiliated companies	90.00%	59.74%	44.15%	44.98%	100.00%	33.67%	63.48%	67.78%

	Invested companies
	SK	SK Mobile			NTREEV	SK	SK
Investing companies	Petrochemical	Energy	SKC Media	iHQ	Soft	I-Media	Communications	Ecolgreen
SK Corporation
SK Energy	100.00%	100.00%
SK Networks
SK Telecom				37.09%	63.70%		64.82%
SK Chemicals
SKC			100.00%
SK E&C
SK Securities
SK C&C
SK Telink							0.49%
SK E&S
SK D&D
SK Communications						100.00%
SK Broadband
SK Marketing & Company
SK Gas
SK Telesys
Total affiliated companies	100.00%	100.00%	100.00%	37.09%	63.70%	100.00%	65.31%	0.00%

	Invested companies
		SKC Air	SKN	Nuri	Commerce		Solmics	SK
Investing companies	I Platform	Gas	Service	Solution	Planet	Real Best	Co., Ltd.	Broadband
SK Corporation
SK Energy
SK Networks	66.67%		100.00%
SK Telecom					100.00%			50.56%
SK Chemicals
SKC		80.00%					48.70%
SK E&C						100.00%
SK Securities
SK C&C				46.32%
SK Telink
SK E&S
SK D&D
SK Communications
SK Broadband
SK Marketing & Company
SK Gas
SK Telesys
Total affiliated companies	66.67%	80.00%	100.00%	46.32%	100.00%	100.00%	48.70%	50.56%

	Invested companies
					SK
	Hanaro	Broadband	Broadband	Broadband	Marketing &		DOP
Investing companies	Dream	Media	D&M	CS	Company	UB Care	Service	Pana Blu
SK Corporation
SK Energy					50.00%
SK Networks
SK Telecom					50.00%
SK Chemicals						43.97%
SKC
SK E&C							3.62%

	Invested companies
					SK
	Hanaro	Broadband	Broadband	Broadband	Marketing &		DOP
Investing companies	Dream	Media	D&M	CS	Company	UB Care	Service	Pana Blu
SK Securities
SK C&C
SK Telink
SK E&S							96.38%
SK D&D
SK Communications
SK Broadband	36.03%	100.00%	100.00%	100.00%
SK Marketing & Company
SK Gas								80.36%
SK Telesys
Total affiliated companies	36.03%	100.00%	100.00%	100.00%	100.00%	43.97%	100.00%	80.36%

	Invested companies
		Namwon
		Sarang
	WS	Electric		Jeju United	Cross M	MKS		PS &
Investing companies	Commerce	Power	Incyto	FC	Insight	Guarantee	Etoos	Marketing
SK Corporation
SK Energy				100.00%
SK Networks	100.00%
SK Telecom								100.00%
SK Chemicals
SKC			100.00%
SK E&C
SK Securities
SK C&C
SK Telink
SK E&S
SK D&D		100.00%				100.00%
SK Communications							100.00%
SK Broadband
SK Marketing & Company					100.00%
SK Gas
SK Telesys
Total affiliated companies	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

	Invested companies
		Green	MNM
Investing companies	SK Forest	Bairo	MRO	—	—	—	—	—
SK Corporation
SK Energy
SK Networks
SK Telecom
SK Chemicals
SKC
SK E&C	100.00%
SK Securities
SK C&C
SK Telink
SK E&S
SK D&D
SK Communications
SK Broadband
SK Marketing & Company
SK Gas		69.02%
SK Telesys			100.00%
Total affiliated companies	100.00%	69.02%	100.00%
Ecolgreen Co., Ltd. completed the registration of corporate liquidation effective on September 30, 2009 and was excluded from the corporate group list of Fair Trade Commission on October 28, 2009.

VI. SHAREHOLDERS INFORMATION
1. Shareholdings of the Largest Shareholder and Related Persons
A. Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2009)					(Unit: Shares, %)

			Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of	Ownership	Number of	Ownership
Name	Relationship	Type of share	shares	ratio	shares	ratio
SK Corporation	Largest Shareholder	Common share	18,748,452	23.09	18,748,452	23.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	500	0.00	500	0.00
Shin Bae Kim	Officer of affiliated company	Common share	1,270	0.00	1,270	0.00
Man Won Jung	Director	Common share	0	0.00	100	0.00
Sung Min Ha	Director	Common share	738	0.00	738	0.00
Bang Hyung Lee	Officer of affiliated company	Common share	200	0.00	200	0.00
Total	—	Common share	18,751,260	23.09	18,751,360	23.22
The table above includes Man Won Jung who was elected as CEO at the March 13, 2009 General Meeting of Shareholders.
Although there has been no change in the number of shares held by the largest shareholder, SK Corporation, due to the Company’s purchase and subsequent retirement of its treasury shares, SK Corporation’s ownership ratio in the Company has increased to 23.22%.
B. Overview of the Largest Shareholder
SK Corporation is a holding company and as of September 30, 2009, has nine subsidiaries: SK Energy Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd., SK Shipping Co., Ltd., K-Power Co., Ltd. and SK Gas Co., Ltd. SK Corporation also operates a life science business division within its holding company to nurture the division for future growth. Details of SK Corporation’s subsidiaries are as follows:

Affiliates	Share Holdings	Industry	Description
SK Energy Co., Ltd.	33.40%	Energy	Publicly Listed
SK Telecom Co., Ltd.	23.22%	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.98%	Energy Sale	Publicly Listed
SK E&C Co., Ltd.	40.02%	Construction	Privately Held

Affiliates	Share Holdings	Industry	Description
SK E&S Co., Ltd.	67.55%	Gas Company Holdings	Privately Held
SK Shipping Co., Ltd.	72.13%	Ocean Freight	Privately Held
K-Power Co., Ltd.	65.00%	Power Generation	Privately Held
SK Gas Co., Ltd.	45.53%	Gas	Publicly Listed
SKC Co., Ltd.	42.50%	Synthetic Resin Manufacturing	Publicly Listed

*	The above share holdings are based on common stock holdings as of September 30, 2009.
SK Corporation is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Corporation is required to report key management activities in accordance with Article 8 of Regulation on Securities Issuance and Disclosure. The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets. SK Energy Co., Ltd. and SK Telecom Co., Ltd. are two such subsidiaries.
2. Changes in shareholdings of the Largest Shareholder
Changes in shareholdings of the largest shareholder are as follows.

				(Unit: Shares, %)

	Date of the change in the
	largest shareholder/
Largest	Date of change in	Shares
Shareholder	shareholding	Held	Holding Ratio	Remarks
SK Corporation	March 7, 2008	18,751,260	23.09	Purchased 1,085,325 shares from SK Networks on March 7, 2008

	March 13, 2009	18,751,360	23.22	At the 25th General Meeting of Shareholders, elected the CEO, Man Won Jung (who owns 100 shares of the Company stock)

*	Shares held are the sum of shares held by SK Corporation and its related parties.
3. Distribution of Shares
A. Shareholders with ownership of 5% or more

(As of June 30, 2009)					(Unit: shares, %)

		Common share		Preferred share		Sub-total
		Number of	Ownership	Number of	Ownership	Number of	Ownership
Rank	Name (title)	shares	ratio	shares	ratio	shares	ratio
1	SK Corporation	18,748,452	23.22	—	—	18,748,452	23.22
2	Citibank ADR	18,136,115	22.46	—	—	18,136,115	22.46
3	SK Telecom	8,400,708	10.40	—	—	8,400,708	10.40
	Total	45,285,275	56.08	—	—	45,285,275	56.08
B. Shareholdings under the Employee Stock Ownership Program

As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stocks in separate individual accounts within the program once the number of shares for each individual member is determined.

(As of September 30, 2009)			(Unit: Shares)

			Balance at the beginning	Balance at the end of
			of period	period
Classification	Account classification	Type of share	(Unit: Shares)	(Unit: Shares)
5th	Employee Stock Ownership Program	Common shares	114,168	107,585
8th	Member Account		369,887	361,956

	Total		484,055	469,541
C. Shareholder Distribution
(As of June 30, 2009)

	Number of	Ratio	Number of	Ratio
Classification	shareholders	(%)	shares	(%)	Remarks
Total minority shareholders	44,963	99.96	31,037,893	38.44	—
Minority shareholders (corporate)	1,022	2.27	9,565,665	11.85	—
Minority shareholders (individual)	43,941	97.69	21,472,228	26.59	—
Largest Shareholder and Related Persons	7	0.02	18,751,360	23.22	—
Major shareholders	—	—	—	—	—
Other shareholders	8	0.02	30,956,458	38.34	—
Other shareholders (corporate)	6	0.01	12,002,667	14.87	—
Other shareholders (individual)	2	0.01	18,953,791	23.47	—
Total	44,978	100.00	80,745,711	100.00	—

4. Share Price and Trading Volume in the Last Six Months
A. Domestic Securities Market

(Unit: Won, shares)

		September	August	July	June	May	April
Types		2009	2009	2009	2009	2009	2009
Common stock	Highest	182,500	184,000	185,500	182,000	183,500	192,500
	Lowest	166,000	173,000	175,000	170,500	176,500	183,000

Monthly transaction volume		8,881,875	6,722,975	6,669,445	8,063,843	8,352,552	8,931,203
B. Overseas Securities Market

New York Stock Exchange						(Unit: US$, ADR)

		September	August	July	June	May	April
Types		2009	2009	2009	2009	2009	2009
Depository Receipt	Highest	17.45	16.91	16.83	15.86	16.53	16.42
	Lowest	15.21	15.28	15.49	14.93	15.38	15.00

Monthly transaction volume		25,667,356	15,412,594	18,341,204	21,790,920	24,558,882	24,230,432
VII. EMPLOYEES

(As of September 30, 2009)					(Unit: persons, in millions of Won)

	Number of employees
	Office				Average	Aggregate	Average
	managerial	Production			service	wage for	wage per
Classification	positions	positions	Others	Total	year	2009 1Q	person	Remarks
Male	3,832	—	—	3,832	11.4	195,310	50	—
Female	619	—	—	619	9.3	25,512	40	—
Total	4,451	—	—	4,451	11.1	220,822	48	—

VIII. TRANSACTIONS WITH PARTIES WITH INTERESTS
1. Loans to the Largest Shareholder and others

(As of September 30, 2009)							(Unit: in millions of Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
SK Wyverns	Affiliated company	Long-term and
		short-term loans	3,557	—	—	3,557	213	—

						(Unit: in millions of Won)

		Investment and Disposal Details
Name			Transaction Details
(Corporate		Types of	Beginning			End of
Name)	Relationship	Investment	of Period	Increase	Decrease	Period	Remarks
SK Broadband	—	—	1,209,629	241,175		1,450,804	—
SKT Global Investment	—	—	26,044	13,274	—	39,318	—
SK Industrial Development	—	—	—	6,003	—	6,003	—
PS & Marketing, ltd.	—	—	—	150,000	—	150,000	—
SK Telecom China Holdings	—	—	23,293	6,302	—	29,595	—
BcN ltd.	—	—	—	6,803	—	6,803	—
K Net Culture Content Investment	—	—	5,900	5,900	—	11,800	—
C-Mall	—	—	7,127	4,538	—	11,665	—
Air Cross Company, ltd.	—	—	2,440	—	2,440	—	—
Total			1,274,433	433,995	2,440	1,705,988	—

2. Transfer of Assets to/from the Largest Shareholder
A. Transfer of Assets

						(Units: in thousands of Won)

		Details
					Amount
					Transferred	Amount
Name					From	Transferred
(Corporate	Relation-	Transferred	Purpose of	Date of	Largest	to Largest
Name)	ship	Objects	Transfer	Transfer	Shareholder	Shareholder	Remarks
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	February 26, 2009	—	116,818	—
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	June 15, 2009	—	33,636	—
Ntreev Soft Co., Ltd.	Affiliated Company	On-line gaming and portal website assets	Sale of business	August 5, 2009	—	1,630,000	—
SK Telesys	Affiliated Company	2G devices not in use	Sale of devices not in use	August 24, 2009	—	197,472	—
Encar Network Co., Ltd.	Affiliated Company	Automobiles	Sale of automobiles not in use	August 31, 2009	—	43,182	—
Ntreev Soft Co., Ltd.	Affiliated Company	Copyright of on-line games	Sale of business	September 1, 2009	—	105,000	—
		Total			—	2,126,108	—

B. Transfer of Business

					(Units: in thousands of Won)

		Details
					Amount	Amount
Name					Transferred	Transferred
(Corporate		Transferred	Purpose of	Date of	From Largest	to Largest
Name)	Relationship	Objects	Transfer	Transfer	Shareholder	Shareholder	Remarks
Loen Entertainment Co., Ltd.	Affiliated Company	Entire MelOn business	To facilitate growth of MelOn business through separate management	October 23, 2008	—	24,333,022	—
SK Networks, Co., Ltd.	Affiliated Company	Fixed-line network business, ancillary business, assets, liabilities and all other rights and obligations in connection thereto	Optimize service through increased network efficiency by internalizing mobile phone transmission lines	May 21, 2009	892,850,000	—
		Total			892,850,000	24,333,022
3. Transactions with Shareholders (excluding the Largest Shareholder and Related Persons)
A. Provisional Payment and Loans (including loans on marketable securities)
Agents

							(Unit: in millions of Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Park Dal and others	Agency	Long-term and short-term loans	154,801	203,410	265,728	92,483	—	—
Overseas investment companies

							(Unit: in millions of Won)

Name
(Corporate		Account	Change details				Accrued
name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
DSS Mobile Com.(India)	Overseas Investment company	Long-term loans	18,887	—	—	18,887	—	Payment guarantee

B. Equity Investments

						(Unit: in millions of Won)

		Investment and Disposition Details
			Transaction Details
Name (Corporate			Beginning			End of
Name)	Relationship	Category	of Period	Increase	Decrease	Period	Remarks
Translink L.L.C.	—	—	1,486	305	—	1,791	—
Skylake Global Incubest Fund #1	—	—	1,548	131	—	1,679	—
Global Opportunities Breakaway Fund	—	—	—	186,390	—	186,390	—
KTB Investment Association #1	—	—	689	—	689	—	—
Baeoom & Partners	—	—	500	—	500	—	—
Bitek System Inc.	—	—	1,000	—	1,000	—	—
Edu E-books	—		500	—	500	—	—
CCKVAN	—	—	1,800	—	1,800	—	—
IP One	—	—	600	—	600	—	—
GOMID Inc.	—	—	750	—	750	—	—
Biznetech	—	—	500	—	500	—	—
IdeaCulture	—	—	1,292	—	1,292	—	—
Telemerc.com, Inc.	—	—	1,793	—	1,793	—	—
SF Alert	—	—	12	—	12	—	—
Total			12,470	186,826	9,436	189,860	—

IX. OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS
1. Developments in the Items mentioned in prior Reports on Important Business Matters
A. Status and Progress of Major Management Events

Date of
Disclosure	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Chohung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value
1. On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).
2. On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
3. On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
4. As of December 31, 2008, the balance of specified monetary trust for treasury shares was Won 982 billion.

B. Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
23rd Fiscal Year Meeting of Shareholders (March 9, 2007)
1. Approval of the financial statements for the year ended December 31, 2006
2. Remuneration limit for Directors
3. Election of Directors
— Election of executive directors
— Election of independent non-executive directors as Audit Committee members
Approved (Cash dividend, Won 7,000 per share) Approved (Won 12 billion) Approved (Jung Nam Cho, Sung Min Ha) Approved (Dal Sup Shim)

24th Fiscal Year Meeting of Shareholders (March 14, 2008)
1. Approval of the Financial Statements for the year ended December 31, 2007
2. Amendment to Articles of Incorporation
3. Approval of Remuneration Limit for Directors
4. Election of Directors
— Election of executive directors
— Election of independent non-executive directors
— Election of independent non-executive directors as Audit Committee member
Approved (Cash dividend, Won 8,400 per share) Approved Approved (Won 12 billion) Approved (Shin Bae Kim, Young Ho Park) Approved (Rak Yong Uhm, Jay Young Chung) Approved (Jae Ho Cho)

25th Fiscal Year Meeting of Shareholders (March 13, 2009)
1. Approval of the financial statements for the year ended December 31, 2008
2. Approval of Remuneration Limit for Directors
3. Amendment to Company Regulation on Executive Compensation
4. Election of Directors
— Election of executive directors
— Election of independent non-executive directors
— Election of independent non-executive directors as Audit Committee member
Approved (Cash dividend, Won 8,400 per share) Approved (Won 12 billion) Approved Approved (Jae Won Chey, Man Won Jung) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim)
2. Contingent Liabilities
A. Material Legal Proceedings
(1) Claim for damages by G. Mate Inc.
(a) Details: G.Mate alleged that the Company had engaged G.Mate to develop and deliver certain PDA units, but the Company subsequently refused to take delivery of such units. We appealed against G.Mate’s claim for approximately Won 4 billion in damages.
(b) Parties to the lawsuit: G.Mate Inc. (plaintiff) vs. the Company (defendant)
(c) Progress: A mediation requested by G.Mate could not reach an agreement (in January 2007) thus an action for monetary damages was brought before the Seoul Central District Court, to which seven creditors of G.Mate, including DNF Consulting Co., Ltd., requested intervenient participation as successors to part of the claim. On December 4, 2008, the trial court awarded the plaintiffs approximately Won 420 million in damages, to which all of plaintiff, defendant and successors appealed, and the case was submitted as of February 3, 2009 before the Seoul High Court. In a compulsory mediation order as of September 2, 2009, the appellate court ordered the Company to pay Won 490 million, and the compulsory mediation order was finalized as of September 16, 2009 as neither of the parties appealed.
(d) Impacts on operation and finance: This litigation case was finally closed when the Company paid the plaintiff Won 490 million on September 21, 2009 pursuant to the compulsory mediation order. This litigation will not impact the Company’s operation or finance in the future.
B. Other Matters
The Company has no other blank bills, mortgage bills, assumption of debt agreement or other contingent liabilities.
3. Status of sanctions, etc.
A. Status of sanctions
The Company was sanctioned with a fine of Won 50 million on December 30, 2008 for a violation of Telecommunications Law involving its mismanagement of privacy policy. The Company continues to improve related system security and is implementing system enhancements, such as introduction of scanning devices, to avoid unnecessary keeping of applications at the distributor level.
Due to the Company’s ineffective measures taken with respect to phone numbers that are used for sending illegal unsolicited bulk messages, the Korea Communications Committee, on April 23, 2009, ordered the Company to improve its work procedures. The Company completed the upgrade of the related computer system to prevent illegal messages on October 10, 2009.
In addition, on January 21, 2009, the Company was sanctioned for unfair business practices with a fine of Won 1.268 billion by the Fair Trade Commission of Korea along with a correction order of its policy of restricting certain rate plan subscribers from using third party portal contents. The Company has paid the fine and has taken efforts to educate applicable divisions of the issue and to improve the level of the voluntary compliance program to comply with fair trade laws to prevent a repeat of the same violation.
On September 2, 2009, the Korea Communications Committee ordered the Company to improve its work procedures in a case relating to the obstruction of subscribers’ utilization of wireless internet services. The Company is currently improving the procedures in consultation with the relevant departments in the Company and the Korea Communications Committee, and expects to complete the improvement by December 9, 2009.
On October 13, 2009, the Korea Communications Committee imposed on the Company a fine of Won 140 million and a newspaper notice order in a case relating to the subscription for mobile telephone services using national identification numbers of the deceased and the Company’s failure to verify the required documents. The Company plans to prepare and implement by January 2010 improved work procedures to strengthen identification process at the time of subscription for mobile telephone services.
Also on February 3, 2009, the Company received a correctional order and a fine of Won 500 million involving an unfair trade interference practice including refusal of applications for subscription for certain PDA phones distributed by third party manufacturers. The Company paid fines related to the sanction and initiated legal suit in an administrative court.

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS
ENDED SEPTEMBER 30, 2009 AND 2008
AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have reviewed the accompanying non-consolidated statement of financial position of SK Telecom Co., Ltd. (the “Company”) as of September 30, 2009, the related non-consolidated statements of income for the three months and nine months ended September 30, 2009 and 2008, and non-consolidated statements of changes in stockholders’ equity and cash flows for the nine months ended September 30, 2009 and 2008, all expressed in Korean won. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these non-consolidated financial statements based on our reviews.
We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the non-consolidated financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in conformity with accounting principles generally accepted in the Republic of Korea.
We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated statement of financial position of the Company as of December 31, 2008, and the related non-consolidated statements of income, appropriations of retained earnings, changes in stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated January 30, 2009, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated statement of financial position as of December 31, 2008, which is comparatively presented, does not differ in material respects from such audited non-consolidated statement of financial position.
Our reviews also comprehended the translation of the Korean won amounts into U.S. dollar amounts and nothing has come to our attention that causes us to believe that such translation has not been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers of financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
November 2, 2009
Notice to Readers
This report is effective as of November 2, 2009, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the accountants’ review report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

					Translation into U.S. dollars
	Korean won				(Note 2)
	September 30,		December 31,		September 30,	December 31,
A S S E T S	2009		2008		2009	2008
	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents	~~W~~	216,619	~~W~~	434,177	$184,357	$369,512
Short-term financial instruments		184,708		98,406	157,198	83,750
Short-term investment securities (Note 3)		1,969,050		369,744	1,675,787	314,676
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~143,463 million as of September 30, 2009 and ~~W~~58,404 million as of December 31, 2008 (Note 16)		1,576,399		1,576,459	1,341,616	1,341,667
Short-term loans, net of allowance for doubtful accounts of ~~W~~876 million as of September 30, 2009 and ~~W~~1,090 million as of December 31, 2008 (Notes 5 and 16)		86,755		107,934	73,834	91,859
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~25,274 million and present value of ~~W~~15,052 million as of September 30, 2009, and ~~W~~21,071 million and ~~W~~27,314 million as of December 31, 2008 (Note 16)		1,681,965		1,225,983	1,431,460	1,043,390
Inventories		15,527		13,927	13,214	11,853
Prepaid expenses		119,350		98,273	101,574	83,637
Current deferred income tax assets, net (Note 12)		35,159		21,677	29,923	18,449
Currency swap (Note 19)		42,397		8,236	36,083	7,009
Accrued income and other		27,656		35,687	23,537	30,371

Total Current Assets		5,955,585		3,990,503	5,068,583	3,396,173

NON-CURRENT ASSETS:
Property and equipment, net (Notes 6 and 16)		5,109,730		4,698,214	4,348,706	3,998,480
Intangible assets, net (Note 7)		2,687,791		2,941,592	2,287,482	2,503,483
Long-term financial instruments (Note 15)		6,519		19	5,548	16
Long-term investment securities (Note 3)		1,754,461		3,067,389	1,493,158	2,610,544
Equity securities accounted for using the equity method (Note 4)		2,829,912		2,600,719	2,408,436	2,213,378
Long-term loans, net of allowance for doubtful accounts of ~~W~~22,807 million as of September 30, 2009 and ~~W~~23,342 million as of December 31, 2008 (Notes 5 and 16)		80,172		131,700	68,231	112,085
Long-term accounts receivable — other, net of present value of ~~W~~531 million as of September 30, 2009 and ~~W~~45,464 million as of December 31, 2008		608,572		572,139	517,934	486,927
Guarantee deposits (Note 16)		164,182		147,970	139,729	125,932
Long-term currency swap (Note 19)		263,692		356,815	224,419	303,672
Long-term deposits and other		110,256		110,435	93,835	93,987

Total Non-current Assets		13,615,287		14,626,992	11,587,478	12,448,504

TOTAL ASSETS	~~W~~	19,570,872	~~W~~	18,617,495	$16,656,061	$15,844,677

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

					Translation into U.S. dollars
	Korean won				(Note 2)
	September 30,		December 31,		September 30,	December 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY	2009		2008		2009	2008
	(In millions)				(In thousands)

CURRENT LIABILITIES:
Short-term borrowings	~~W~~	631,500	~~W~~	154,700	$537,447	$131,660
Accounts payable (Note 16)		1,021,707		1,039,509	869,538	884,689
Income tax payable		174,404		322,431	148,429	274,409
Accrued expenses (Note 18)		886,809		692,788	754,731	589,607
Withholdings		220,622		285,164	187,763	242,693
Current portion of long-term debt, net (Notes 8 and 9)		441,093		708,619	375,398	603,080
Current portion of subscription deposits		7,021		7,082	5,975	6,027
Currency swap (Note 19)		—		190,359	—	162,008
Interest swap (Note 19)		1,807		—	1,538	—
Advanced receipts and other		23,143		11,838	19,697	10,074

Total Current Liabilities		3,408,106		3,412,490	2,900,516	2,904,247

NON-CURRENT LIABILITIES:
Bonds payable, net (Note 8)		3,599,998		2,882,483	3,063,828	2,453,177
Long-term borrowings (Note 9)		1,311,049		825,750	1,115,786	702,766
Subscription deposits		5,326		4,796	4,533	4,082
Long-term payables — other, net of present value discount of ~~W~~6,971 million as of September 30, 2009 and ~~W~~15,416 million as of December 31, 2008		163,029		304,584	138,748	259,220
Accrued severance indemnities, net		42,402		24,222	36,087	20,614
Non-current deferred income tax liabilities, net (Note 12)		161,980		279,616	137,855	237,971
Long-term currency swap (Note 19)		46,334		23,947	39,433	20,380
Long-term interest swap (Note 19)		18,247		33,498	15,529	28,509
Guarantee deposits received and other (Notes 16 and 18)		118,295		97,102	100,677	82,641

Total Non-current Liabilities		5,466,660		4,475,998	4,652,476	3,809,360

Total Liabilities		8,874,766		7,888,488	7,552,992	6,713,607

STOCKHOLDERS’ EQUITY:
Capital stock (Notes 1 and 10)		44,639		44,639	37,991	37,991
Capital surplus (Notes 8 and 10)		3,032,006		2,957,095	2,580,431	2,516,677
Capital adjustments:
Treasury stock (Notes 1 and 11)		(1,992,082)		(2,055,620)	(1,695,389)	(1,749,464)
Loss on disposal of treasury stock (Note 11)		(716)		—	(609)	—
Equity method in capital adjustments (Note 4)		(50,480)		(91,910)	(42,962)	(78,221)
Other capital adjustments (Note 20)		(677,605)		—	(576,685)	—
Accumulated other comprehensive income (loss) (Note 13):
Unrealized gains on valuation of long-term investment securities, net (Note 3)		680,469		413,270	579,123	351,719
Equity in other comprehensive loss of affiliates, net (Note 4)		(47,337)		(4,824)	(40,286)	(4,106)
Gain (Loss) on valuation of currency swap, net (Note 19)		4,582		(8,532)	3,899	(7,262)
Loss on valuation of interest swap, net (Note 19)		(12,426)		(26,129)	(10,576)	(22,237)
Retained earnings:
Appropriated		8,890,054		8,295,037	7,566,003	7,059,606
Unappropriated		825,002		1,205,981	702,129	1,026,367

Total Stockholders’ Equity		10,696,106		10,729,007	9,103,069	9,131,070

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	19,570,872	~~W~~	18,617,495	$16,656,061	$15,844,677

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

	Korean won								Translation into U.S. dollars (Note 2)
	2009				2008				2009		2008
	Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
	ended		ended		ended		ended		ended	ended	ended	ended
	September 30		September 30		September 30		September 30		September 30	September 30	September 30	September 30
	(In millions except for per share data)								(In thousands except for per share data)

OPERATING REVENUE (Note 16)	~~W~~	3,056,721	~~W~~	9,001,081	~~W~~	2,899,562	~~W~~	8,667,844	$2,601,465	$7,660,494	$2,467,712	$7,376,889

OPERATING EXPENSES (Note 16):
Labor cost		(84,319)		(355,367)		(75,095)		(311,405)	(71,761)	(302,440)	(63,911)	(265,026)
Commissions paid		(1,163,638)		(3,444,311)		(1,107,293)		(3,343,114)	(990,330)	(2,931,329)	(942,377)	(2,845,203)
Depreciation and amortization (Notes 6 and 7)		(454,504)		(1,282,160)		(471,915)		(1,255,638)	(386,812)	(1,091,200)	(401,630)	(1,068,628)
Network interconnection		(269,045)		(792,826)		(258,377)		(764,783)	(228,974)	(674,746)	(219,895)	(650,879)
Leased line		(91,710)		(283,025)		(94,291)		(294,122)	(78,051)	(240,872)	(80,248)	(250,317)
Advertising		(72,398)		(179,079)		(72,276)		(200,064)	(61,615)	(152,408)	(61,511)	(170,267)
Research and development		(56,188)		(170,582)		(51,885)		(155,206)	(47,820)	(145,176)	(44,157)	(132,090)
Rent		(67,891)		(197,833)		(60,645)		(170,552)	(57,780)	(168,368)	(51,613)	(145,151)
Frequency usage		(39,474)		(117,610)		(40,642)		(122,059)	(33,595)	(100,094)	(34,589)	(103,880)
Repair		(24,518)		(88,608)		(38,125)		(111,483)	(20,866)	(75,411)	(32,447)	(94,879)
Cost of goods sold		(8,450)		(24,644)		(15,445)		(53,477)	(7,191)	(20,974)	(13,145)	(45,512)
Other		(105,801)		(328,845)		(109,458)		(294,883)	(90,044)	(279,867)	(93,155)	(250,965)

Sub-total		(2,437,936)		(7,264,890)		(2,395,447)		(7,076,786)	(2,074,839)	(6,182,885)	(2,038,678)	(6,022,797)

OPERATING INCOME		618,785		1,736,191		504,115		1,591,058	526,626	1,477,609	429,034	1,354,092

OTHER INCOME:
Interest income (Note 3)		37,101		114,674		21,356		61,840	31,575	97,595	18,175	52,630
Dividends		3,751		63,044		6,203		52,071	3,192	53,654	5,279	44,316
Rent income		8,560		23,901		5,958		19,481	7,284	20,341	5,071	16,580
Commissions (Note 16)		6,192		12,684		5,635		14,005	5,270	10,795	4,796	11,919
Reversal of allowance for doubtful accounts		169		650		105		242	144	553	89	206
Foreign exchange and translation gains (Note 2)		61,324		84,088		198,113		371,281	52,192	71,565	168,608	315,984
Equity in earnings of affiliates (Note 4)		16,399		42,132		10,140		32,079	13,957	35,857	8,630	27,301
Gain on valuation of short-term investment securities (Note 3)		1,319		9,129		—		—	1,123	7,769	—	—
Gain on disposal of investment assets		451		514		—		14,467	384	437	—	12,312
Gain on disposal of property and equipment and intangible assets		159		604		268		1,244	135	514	228	1,059
Gain on valuation of currency swap (Note 19)		121,636		73,729		138,888		156,213	103,520	62,748	118,203	132,947
Gain on valuation of currency option (Note 19)		1,014		1,014		—		—	863	863	—	—
Other		2,242		9,845		4,476		10,779	1,907	8,380	3,808	9,173

Sub-total		260,317		436,008		391,142		733,702	221,546	371,071	332,887	624,427

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

	Korean won								Translation into U.S. dollars (Note 2)
	2009				2008				2009		2008
	Three months		Nine months		Three months		Nine months		Three months	Nine months	Three months	Nine months
	ended		ended		ended		ended		ended	ended	ended	ended
	September 30		September 30		September 30		September 30		September 30	September 30	September 30	September 30
	(In millions except for per share data)								(In thousands except for per share data)

OTHER EXPENSES:
Interest and discounts	(~~W~~	75,821)	(~~W~~	223,576)	(~~W~~	66,543)	(~~W~~	182,148)	($64,529)	($190,277)	($56,632)	($155,020)
Donations		(7,221)		(29,914)		(6,091)		(35,512)	(6,146)	(25,459)	(5,184)	(30,223)
Foreign exchange and translation losses (Note 2)		(122,591)		(141,446)		(58,930)		(102,925)	(104,333)	(120,380)	(50,153)	(87,597)
Loss on valuation of short-term investment securities (Note 3)		—		—		(1,448)		(3,607)	—	—	(1,232)	(3,070)
Equity in losses of affiliates (Note 4)		(76,522)		(175,277)		(51,974)		(168,868)	(65,125)	(149,172)	(44,233)	(143,717)
Impairment loss on investment securities (Note 3)		—		(3,186)		—		—	—	(2,711)	—	—
Loss on disposal of inventories		(1,159)		(1,159)		—		—	(986)	(986)	—	—
Loss on disposal of investment assets		—		(2,420)		(1,895)		(7,897)	—	(2,060)	(1,613)	(6,721)
Loss on disposal of accounts receivable — other (Note 21)		—		(28,711)		—		—	—	(24,435)	—	—
Loss on disposal of property, equipment and intangible assets		(6,654)		(22,835)		(4,373)		(22,427)	(5,663)	(19,434)	(3,722)	(19,087)
Loss on transaction and valuation of currency swap (Note 19)		(1,467)		(89,286)		(242,728)		(352,662)	(1,249)	(75,989)	(206,577)	(300,138)
Loss on valuation of currency option (Note 19)		(1,014)		—		—		—	(863)	—	—	—
Loss on valuation of interest swap (Note 19)		(1,226)		(4,123)		—		—	(1,043)	(3,509)	—	—
External research and development cost		(13,914)		(41,733)		(18,030)		(53,924)	(11,842)	(35,517)	(15,345)	(45,892)
Other		(5,632)		(14,546)		(1,539)		(6,799)	(4,792)	(12,379)	(1,310)	(5,785)

Sub-total		(313,221)		(778,212)		(453,551)		(936,769)	(266,571)	(662,308)	(386,001)	(797,250)

INCOME BEFORE INCOME TAX		565,881		1,393,987		441,706		1,387,991	481,601	1,186,372	375,920	1,181,269

PROVISION FOR INCOME TAX (Note 12)		(150,168)		(349,883)		(108,066)		(373,456)	(127,803)	(297,773)	(91,971)	(317,835)

NET INCOME	~~W~~	415,713	~~W~~	1,044,104	~~W~~	333,640	~~W~~	1,014,535	$353,798	$888,599	$283,949	$863,434

NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 14)	~~W~~	5,746	~~W~~	14,432	~~W~~	4,583	~~W~~	13,940	$4.890	$12.283	$3.900	$11.864

DILUTED NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 14)	~~W~~	5,655	~~W~~	14,248	~~W~~	4,539	~~W~~	13,798	$4.813	$12.126	$3.863	$11.743

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

						Accumulated
						other				Total
	Common		Capital		Capital	comprehensive		Retained		stockholders’
	stock		surplus		adjustments	income		earnings		equity

(In millions of Korean won)
Balance, January 1, 2008	~~W~~	44,639	~~W~~	2,939,353	(~~W~~2,041,578)	~~W~~	1,589,206	~~W~~	8,905,865	~~W~~	11,437,485
Cumulative effect of change in accounting policies		—		(15,432)	—		4,893		—		(10,539)

Adjusted balance, January 1, 2008		44,639		2,923,921	(2,041,578)		1,594,099		8,905,865		11,426,946
Cash dividends		—		—	—		—		(609,711)		(609,711)
Interim dividends (Note 17)		—		—	—		—		(72,793)		(72,793)
Net income		—		—	—		—		1,014,535		1,014,535
Difference between the acquisition cost and the net book value incurred from the transactions between companies under common control companies (Note 4)		—		(60,067)	—		—		—		(60,067)
Treasury stock (Note 11)		—		—	49,401		—		—		49,401
Loss on disposal of treasury stock (Note 11)		—		—	(6,275)		—		—		(6,275)
Unrealized loss on valuation of long-term investment securities, net (Notes 3 and 13)		—		—	—		(997,105)		—		(997,105)
Equity in other comprehensive loss changes of affiliates, net (Notes 4 and 13)		—		—	—		(23,068)		—		(23,068)
Loss on valuation of currency swap, net (Notes 13 and 19)		—		—	—		5,867		—		5,867
Loss on valuation of interest swap, net (Notes 13 and 19)		—		—	—		(1,454)		—		(1,454)

Balance, September 30, 2008	~~W~~	44,639	~~W~~	2,863,854	(~~W~~1,998,452)	~~W~~	578,339	~~W~~	9,237,896	~~W~~	10,726,276

Balance, January 1, 2009	~~W~~	44,639	~~W~~	2,957,095	(~~W~~2,147,530)	~~W~~	373,785	~~W~~	9,501,018	~~W~~	10,729,007
Cash dividends		—		—	—		—		(609,203)		(609,203)
Interim dividends (Note 17)		—		—	—		—		(72,345)		(72,345)
Net income		—		—	—		—		1,044,104		1,044,104
Conversion right		—		73,622	—		—		—		73,622
Treasury stock (Note 11)		—		—	63,538		—		(92,477)		(28,939)
Loss on disposal of treasury stock (Note 11)		—		(722)	(716)		—		—		(1,438)
Unrealized loss on valuation of long-term investment securities, net (Notes 3 and 13)		—		—	—		267,199		—		267,199
Equity in other comprehensive income changes of affiliates, net (Notes 4 and 13)		—		2,011	41,430		(42,513)		(56,041)		(55,113)
Difference between the acquisition cost and net book value incurred from the business acquisition between companies under common control (Note 20)		—		—	(677,605)		—		—		(677,605)
Gain on valuation of currency swap, net (Notes 13 and 19)		—		—	—		13,114		—		13,114
Gain on valuation of interest swap, net (Notes 13 and 19)		—		—	—		13,703		—		13,703

Balance, September 30, 2009	~~W~~	44,639	~~W~~	3,032,006	(~~W~~2,720,883)	~~W~~	625,288	~~W~~	9,715,056	~~W~~	10,696,106

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

				Accumulated
				other		Total
	Common	Capital	Capital	comprehensive	Retained	stockholders’
	stock	surplus	adjustments	income	earnings	equity

(Translation into U.S. dollars [Note 2], in thousands)
Balance, January 1, 2008	$37,991	$2,501,577	($1,737,513)	$1,352,515	$7,579,459	$9,734,029
Cumulative effect of change in accounting policies	—	(13,133)	—	4,164	—	(8,969)

Adjusted balance, January 1, 2008	37,991	2,488,444	(1,737,513)	1,356,679	7,579,459	9,725,060
Cash dividends	—	—	—	—	(518,903)	(518,903)
Interim dividends (Note 17)	—	—	—	—	(61,951)	(61,951)
Net income	—	—	—	—	863,434	863,434
Difference between the acquisition cost and the net book value incurred from the transactions between companies under common control (Note 4)	—	(51,121)	—	—	—	(51,121)
Treasury stock (Note 11)	—	—	42,043	—	—	42,043
Loss on disposal of treasury stock (Note 11)	—	—	(5,340)	—	—	(5,340)
Unrealized loss on valuation of long-term investment securities, net (Note 3)	—	—	—	(848,600)	—	(848,600)
Equity in other comprehensive loss changes of affiliates, net (Note 4)	—	—	—	(19,632)	—	(19,632)
Loss on valuation of currency swap, net (Note 19)	—	—	—	4,993	—	4,993
Loss on valuation of interest swap, net (Note 19)	—	—	—	(1,237)	—	(1,237)

Balance, September 30, 2008	$37,991	$2,437,323	($1,700,810)	$492,203	$7,862,039	$9,128,746

Balance, January 1, 2009	$37,991	$2,516,677	($1,827,685)	$318,114	$8,085,973	$9,131,070

Cash dividends	—	—	—	—	(518,471)	(518,471)
Interim dividends (Note 17)	—	—	—	—	(61,570)	(61,570)
Net income	—	—	—	—	888,599	888,599
Conversion right	—	62,657	—	—	—	62,657
Treasury stock (Note 11)	—	—	54,075	—	(78,703)	(24,628)
Loss on disposal of treasury stock (Note 11)	—	(615)	(609)	—	—	(1,224)
Unrealized loss on valuation of long-term investment securities, net (Note 3)	—	—	—	227,404	—	227,404
Equity in other comprehensive income changes of affiliates, net (Note 4)	—	1,712	35,259	(36,180)	(47,696)	(46,905)
Difference between the acquisition cost and net book value incurred from the business acquisition between companies under common control (Note 20)	—	—	(576,685)	—	—	(576,685)
Gain on valuation of currency swap, net (Note 19)	—	—	—	11,161	—	11,161
Gain on valuation of interest swap, net (Note 19)	—	—	—	11,661	—	11,661

Balance, September 30, 2009	$37,991	$2,580,431	($2,315,645)	$532,160	$8,268,132	$9,103,069

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

	Korean won				Translation into U.S. dollars (Note 2)
	2009		2008		2009	2008
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	~~W~~	1,044,104	~~W~~	1,014,535	$888,599	$863,434

Expenses not involving cash payments:
Provision for severance indemnities		25,481		26,681	21,686	22,707
Depreciation and amortization		1,378,122		1,353,278	1,172,870	1,151,726
Allowance for doubtful accounts		97,860		31,417	83,285	26,738
Foreign translation loss		86,255		98,995	73,409	84,251
Loss on valuation of short-term investment securities		—		3,607	—	3,070
Equity in losses of affiliates		175,277		168,868	149,172	143,717
Impairment loss on investment securities		3,186		—	2,711	—
Loss on disposal of inventories		1,159		—	986	—
Loss on disposal of investment assets		2,420		7,897	2,060	6,721
Loss on disposal of accounts receivable — other		28,711		—	24,435	—
Loss on disposal of property, equipment and intangible assets		22,835		22,427	19,434	19,087
Loss on transaction and valuation of currency swap		89,286		352,662	75,988	300,138
Loss on valuation of interest swap		4,123		—	3,509	—
Donations		—		126	—	107
Amortization of discounts on bonds and other		29,015		27,510	24,693	23,413

Sub-total		1,943,730		2,093,468	1,654,238	1,781,675

Income not involving cash receipts:
Reversal of allowance for doubtful accounts		(650)		(242)	(553)	(206)
Foreign translation gain		(61,838)		(338,553)	(52,628)	(288,130)
Equity in earnings of affiliates		(42,132)		(32,079)	(35,857)	(27,301)
Gain on valuation of short-term investment securities		(9,129)		—	(7,769)	—
Gain on disposal of investment assets		(514)		(14,467)	(437)	(12,312)
Gain on disposal of property, equipment and intangible assets		(604)		(1,244)	(514)	(1,059)
Gain on valuation of currency swap		(73,729)		(156,213)	(62,748)	(132,947)
Gain on valuation of currency option		(1,014)		—	(863)	—
Other		(24,585)		(1,356)	(20,923)	(1,155)

Sub-total		(214,195)		(544,154)	(182,292)	(463,110)

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		(79,619)		41,910	(67,761)	35,668
Accounts receivable — other		(462,988)		(183,203)	(394,032)	(155,917)
Inventories		(2,759)		4,848	(2,348)	4,126
Prepaid expenses		24,327		20,890	20,704	17,779
Advanced payments and other		9,472		(17,117)	8,060	(14,568)
Long-term accounts receivables — other		(119,274)		(446,072)	(101,510)	(379,636)
Accounts payable		(30,989)		101,416	(26,374)	86,311
Income tax payable		(197,512)		(21,371)	(168,095)	(18,188)
Accrued expenses		210,032		272,863	178,751	232,224
Withholdings		(66,033)		104,603	(56,197)	89,024
Current portion of subscription deposits		(61)		(412)	(52)	(351)
Advanced receipts and other		(2,919)		(16,073)	(2,485)	(13,678)
Deferred income taxes		20,682		(124,226)	17,602	(105,724)
Severance indemnities payments		(20,368)		(10,699)	(17,334)	(9,106)
Deposits for group severance indemnities and other deposits		12,620		1,991	10,739	1,694
Dividends received from affiliate		6,817		6,394	5,802	5,442

Sub-total		(698,572)		(264,258)	(594,530)	(224,900)

Net Cash Provided by Operating Activities		2,075,067		2,299,591	1,766,015	1,957,099

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

	Korean won				Translation into U.S. dollars (Note 2)
	2009		2008		2009	2008
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:

Cash inflows from investing activities:
Withdrawal of long-term financial instruments	~~W~~	—	~~W~~	10,000	$—	$8,511
Disposal of short-term investment securities, net		240,153		280,612	204,386	238,819
Collection of short-term loans		266,778		182,231	227,045	155,090
Collection of long-term loans		25,173		2,923	21,424	2,488
Proceeds from sales of long-term investment securities		5,071		369,103	4,316	314,130
Proceeds from sales of equity securities accounted forusingtheequitymethod		6,444		3,162	5,484	2,690
Decrease in guarantee deposits		18,271		11,462	15,550	9,755
Decrease in other non-current assets		35,150		25,932	29,914	22,070
Proceeds from disposal of property and equipment		2,557		4,386	2,176	3,733
Proceeds from disposal of intangible assets		1,800		1,828	1,532	1,556
Cash inflows from transaction of currency swap		8,120		—	6,911	—

Sub-total		609,517		891,639	518,738	758,842

Cash outflows for investing activities :
Acquisition of short-term financial instruments		(86,302)		(74,206)	(73,449)	(63,154)
Extension of short-term loans		(204,160)		(180,809)	(173,753)	(153,880)
Extension of long-term loans		(15,531)		(87,739)	(13,218)	(74,671)
Extension of long-term financial instruments		(6,500)		—	(5,532)	—
Acquisition of long-term investment securities		(188,841)		(11,543)	(160,716)	(9,824)
Acquisition of equity securities accounted for using theequitymethod		(433,996)		(1,693,068)	(369,358)	(1,440,909)
Increase in guarantee deposits and other		(120,959)		(69,508)	(102,944)	(59,156)
Acquisition of property and equipment		(918,619)		(987,318)	(781,802)	(840,271)
Increase in intangible assets		(15,463)		(25,024)	(13,160)	(21,297)
Cash outflows from transaction of currency swap		(18,822)		(255,374)	(16,019)	(217,340)
Cash outflows from business acquisition		(894,983)		—	(761,688)	—

Sub-total		(2,904,176)		(3,384,589)	(2,471,639)	(2,880,502)

Net Cash Used in Investing Activities		(2,294,659)		(2,492,950)	(1,952,901)	(2,121,660)

CASH FLOWS FROM FINANCING ACTIVITIES:

Cash inflows from financing activities:
Issuance of bonds		1,114,937		380,041	948,883	323,439
Proceeds from short-term borrowings		600,000		300,000	510,638	255,319
Proceeds from long-term borrowings		—		500,000	—	425,532
Increase in guarantee deposits received and other		7,153		8,403	6,087	7,152
Proceeds from disposal of treasury stock		—		42,246	—	35,954
Cash inflows from transaction of currency option		1,014		—	863	—

Sub-total		1,723,104		1,230,690	1,466,471	1,047,396

Cash outflows for financing activities:
Repayment of short-term borrowings		(123,200)		—	(104,851)	—
Repayment of long-term borrowings		(6,186)		—	(5,265)	—
Repayment of current portion of long-term debts		(715,672)		(411,642)	(609,083)	(350,334)
Payment of dividends		(681,548)		(682,556)	(580,041)	(580,899)
Decrease in subscription deposits		—		(1,633)	—	(1,390)
Decrease in other non-current liabilities		(2,152)		(8,406)	(1,830)	(7,153)
Acquisition of treasury stock		(28,938)		—	(24,628)	—
Cash outflows from transaction of currency swap		(163,374)		—	(139,042)	—

Sub-total		(1,721,070)		(1,104,237)	(1,464,740)	(939,776)

Net Cash provided by Financing Activities		2,034		126,453	1,731	107,620

NET DECREASE IN CASH AND CASH EQUIVALENTS		(217,558)		(66,906)	(185,155)	(56,941)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		434,177		575,646	369,512	489,911

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	216,619	~~W~~	508,740	$184,357	$432,970

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

1.	GENERAL
SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange and the New York and London Stock Exchanges, respectively. As of September 30, 2009, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)

SK Group	18,748,452	23.22
POSCO Corp.	2,341,569	2.90
Institutional investors and other minority stockholders	51,254,982	63.48
Treasury stock	8,400,708	10.40

	80,745,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying non-consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea (“Korean GAAP”) which is the same as accounting policies for annual financial statements for the year ended December 31, 2008, except for the following:
a.	Revision of External Audit Law

In accordance with the revised External Audit Law of Korea, effective January 1, 2009, the title of “Balance Sheet” was replaced with “Statement of Financial Position”.
The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language (Hangul) in conformity with Korean GAAP. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying financial statements.

The accompanying non-consolidated financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~1,175.00 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended September 30, 2009. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

3.	INVESTMENT SECURITIES
a.	Short-term Investment Securities

Short-term investment securities as of September 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

							December 31,
	September 30, 2009						2008
	Acquisition				Carrying		Fair value and
	cost		Fair value		amount		carrying amount

Trading securities (Note a)	~~W~~	135,000	~~W~~	135,169	~~W~~	135,169	~~W~~	366,040
Current portion of long-term investment securities (Note b)		1,687,722		1,833,881		1,833,881		3,704

Total	~~W~~	1,822,722	~~W~~	1,969,050	~~W~~	1,969,050	~~W~~	369,744

(Note a)	The Company’s trading securities as of September 30, 2009 are all beneficiary certificates, and the difference between the fair value and acquisition cost was recorded in other income (expenses) as gain (loss) on valuation of short-term investment securities.

(Note b)	The difference between the fair value and acquisition cost was recorded as unrealized gain (loss) on valuation of long-term investment securities in other comprehensive income.
b.	Long-term Investment Securities

Long-term investment securities as of September 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	September 30, 2009		December 31, 2008

Available-for-sale equity securities	~~W~~	3,491,692	~~W~~	3,066,306
Available-for-sale debt securities		96,650		4,787

Total		3,588,342		3,071,093
Less: current portion		(1,833,881)		(3,704)

Long-term portion	~~W~~	1,754,461	~~W~~	3,067,389

b-(1).	Available-for-sale Equity Securities

Available-for-sale equity securities as of September 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	September 30, 2009							Carrying amount
	Number of	Percentage	Acquisition					September 30,		December 31,
	shares	(%)	cost		Fair value			2009		2008
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781	~~W~~	7,082		~~W~~	7,082	~~W~~	5,636
KRTnet Corporation	234,150	4.4		1,171		1,503			1,503		1,098
POSCO Corp.	2,481,310	2.8		332,662		1,208,398			1,208,398		942,898
LG Powercomm Co., Ltd.	6,000,000	4.5		240,243		37,200	(Note a)		37,200		39,000
nTels Co., Ltd.	205,200	6.2		34		698			698		504
China Unicom Ltd.	899,745,075	3.8		1,333,009		1,515,272	(Note g)		1,515,272		1,357,648
Qualcomm Inc.	—	—		—		—	(Note b)		—		2,514
DAEA TI Co., Ltd.	—	—		—		—	(Note b)		—		89
Extended Computing Environment Co., Ltd.	—	—		—		—	(Note b)		—		40

Sub-total				1,912,900		2,770,153			2,770,153		2,349,427

(Investments in non-listed companies)
SK C&C Co., Ltd.	15,000,000	30.0		501,651		450,000	(Notes c&g)		450,000		676,716
The Korea Economic Daily	2,585,069	13.8		13,964	(Note e)				13,964		13,964
Others				132,525	(Notes d&e)				9,746		12,932

Sub-total				648,140					473,710		703,612

(Investments in funds)
Global Opportunities Breakaway Fund				186,390		234,816	(Note f)		234,816		—
Others				13,013	(Note e)				13,013		13,267

Sub-total				199,403					247,829		13,267

Total			~~W~~	2,760,443				~~W~~	3,491,692	~~W~~	3,066,306

(Note a)	As the common stocks of LG Powercomm Co., Ltd. were listed on the stock Market of Korea Exchange during the year ended December 31, 2008, the Company recorded the investment at its market value as of September 30, 2009. In addition, as the difference between the market value and carrying value of the investments is material and the market value is significantly less than the acquisition cost over the long-term period, the Company recorded ~~W~~201,243 million of impairment loss on investment securities for the year ended December 31, 2008.

(Note b)	The investments in common stock of DAEA TI Co., Ltd. and others were all sold during the nine months ended September 30, 2009 and the difference between the disposal price and acquisition cost was recorded as loss on disposal of long term investment securities.

(Note c)	The number of shares held by the Company increased to 15,000,000 shares from 6,000,000 shares as the SK C&C performed stock split of 1:2.5 for the nine months ended September 30, 2009. On September 18, 2009, the board of directors of the Company resolved to dispose the investment in common stock of SK C&C Co., Ltd through initial public offering and recorded the investment at the initial offering price, which was ~~W~~30,000 per common share decided on November 2, 2009. In addition, the Company recorded unrealized gain on valuation of investments of ~~W~~79,246 million (net of tax effect of ~~W~~24,398 million) as of September 30, 2009.

(Note d)	Due to the impairment of the investment of Mobinex Inc. and others, the Company recorded ~~W~~3,186 million of impairment loss on investment securities for the nine months ended September 30, 2009.

(Note e)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost.

(Note f)	For the nine months ended September 30, 2009, the Company entered into limited partnership agreement with overseas private fund. In accordance with the partnership agreement, the Company has contributed US$ 150 million out of total capital commitment of US$ 200 million. In addition, the difference between the fair value and acquisition cost of ~~W~~37,772 million (net of tax effect of ~~W~~10,654 million) was recorded as unrealized gain on valuation of long-term investment securities in other comprehensive income.

(Note g)	The Company transferred its investment in common stock of SK C&C Co., Ltd. totaling ~~W~~315,000 million to current portion as of September 30, 2009 as the disposition of the investment was resolved by the initial public offering on November 2, 2009. In addition, the investment of China Unicom Ltd. totaling ~~W~~1,515,272 million transferred to current portion as the disposition of the investment was reserved by board of directors of the Company on September 25, 2009.
b-(2).	Available-for-sale Debt Securities

Available-for-sale debt securities as of September 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

				Carrying amount
				September 30,		December 31,
	Maturity	Acquisition cost		2009		2008

Public bonds	(Note a)	~~W~~	299	~~W~~	299	~~W~~	1,236
Closed beneficiary certificates (Note b)	October, 2009		3,501		3,553		3,551
Subordinated bonds (Note c)			90,980		90,980		—
Convertible bonds of Magic Tech Network (Note d)	March, 2011		1,818		1,818		—

Total			96,598		96,650		4,787
Less current portion			(3,557)		(3,609)		(3,704)

Long-term available-for-sale debt securities		~~W~~	93,041	~~W~~	93,041	~~W~~	1,083

The interest income incurred from available-for-sale debt securities for the nine months ended September 30, 2009 and 2008 amounted to ~~W~~229 million and ~~W~~3,710 million, respectively, and for the three months ended September 30, 2009 and 2008 amounted to ~~W~~68 million and ~~W~~954 million, respectively.

(Note a)	The maturities of public bonds as of September 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

Maturity	September 30, 2009		December 31, 2008

Within one year	~~W~~	57	~~W~~	153
After one year but within five years		242		1,083

	~~W~~	299	~~W~~	1,236

(Note b)	Returns on the closed beneficiary certificates were accounted for as interest income.

(Note c)	The Company purchased subordinated bonds issued by special purpose company in the asset-backed securitization of accounts receivable-other resulting from its mobile phone financing plan (See Note 21).

(Note d)	On September 3, 2009, the Company purchased convertible bonds of Magic Tech Network for US$ 1,458,065. Such convertible bonds have conversion price of US$ 274.749 per share of common stock of Magic Tech Network.
b-(3).	Changes in Unrealized Gains (Losses) on Investments in Common Stock

The changes in unrealized gains (losses) on investments in common stock for the nine months ended September 30, 2009 and 2008 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2009
					Transferred to
	Beginning		Increase		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Unrealized gain on valuation of long-term investment securities	~~W~~	941,096	~~W~~	89,037	(~~W~~	30)	~~W~~	1,030,103
Unrealized loss on valuation of long-term investment securities		(401,945)		239,971		1,848		(160,126)

Sub-total		539,151		329,008		1,818		869,977
Less tax effect		(125,881)		(63,227)		(400)		(189,508)

Total	~~W~~	413,270	~~W~~	265,781	~~W~~	1,418	~~W~~	680,469

	For the nine months ended September 30, 2008
				Transferred to
	Beginning		Increase	realized		Ending
	balance		(decrease)	gain (loss)		balance
Available-for-sales securities:
Unrealized gain on valuation of long-term investment securities	~~W~~	2,402,284	(~~W~~1,283,003)	~~W~~	—	~~W~~	1,119,281
Unrealized loss on valuation of long-term investment securities		(158,575)	(97,466)		5,152		(250,889)

Sub-total		2,243,709	(1,380,469)		5,152		868,392
Less tax effect		(617,020)	379,629		(1,417)		(238,808)

Total	~~W~~	1,626,689	(~~W~~1,000,840)	~~W~~	3,735	~~W~~	629,584

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD
Equity securities accounted for using the equity method of accounting as of September 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	September 30, 2009							Carrying amount
		Ownership
	Number	percentage	Acquisition		Net asset			September 30,		December 31,
	of shares	(%)	cost		value			2009		2008

SK Broadband Co., Ltd.	149,638,354	50.6	~~W~~	1,450,804	~~W~~	737,608	(Note a)	~~W~~	1,282,705	~~W~~	1,146,736
SK Communications Co., Ltd.	28,029,945	64.8		175,441		124,572			135,861		147,392
SK Telink Co., Ltd.	943,997	90.8		5,296		129,315			129,315		112,358
SK Marketing & Company Co., Ltd.	5,000,000	50.0		190,000		107,742			107,742		101,345
PS&Marketing Corporation	30,000,000	100.0		150,000		134,800	(Note b)		134,800		—
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		(2,048)			—		—
Paxnet Co., Ltd.	5,590,452	59.7		26,563		16,516			30,730		30,086
F&U Credit Information Co., Ltd.	300,000	50.0		2,410		3,665			4,136		4,244
TU Media Corp.	28,538,064	44.2		151,980		12,476			12,476		14,847
Aircross Co., Ltd.	—	—		—		—	(Note c)		—		7,289
IHQ, Inc.	14,960,784	37.1		51,846		12,939			22,575		26,957
Ntreev Soft Co., Ltd.	2,064,970	63.7		33,120		9,216			9,365		9,575
Commerce Planet Co., Ltd.	29,396	100.0		14,344		1,107			1,107		1,535
Loen Entertainment, Inc.	16,054,812	63.5		57,874		39,229			39,841		35,895
Harex Info Tech, Inc.	225,000	21.2		3,375		245			333		598
SK Mobile	—	20.0		4,930		2,111			2,111		2,111
SKT Vietnam PTE Ltd.	180,476,700	73.3		191,273		89,531			89,531		112,160
Skytel Co., Ltd.	1,951,777	29.3		2,159		14,447			14,447		12,381
SK China Company Ltd.	94,960	29.7		6,159		4,556			3,470		3,657
SK Telecom China Co., Ltd.	—	100.0		7,340		10,258			10,258		7,157
TR Entertainment	13,542,553	42.2		10,953		2,367			8,014		9,626
ULand Company Ltd.	14,100,100	70.2		17,511		4,086			4,086		5,401
Virgin Mobile USA, Inc.	13,940,549	16.6		62,096		(55,468)			50,578		62,096
SKT Americas, Inc.	109	100.0		30,457		26,954			26,954		36,126
SK Telecom China Holding Co., Ltd.	—	100.0		29,595		29,034	(Note d)		29,034		30,780
SK USA, Inc.	49	49.0		3,184		5,249			5,249		5,041
Helio, Inc.	794,375	14.3		1,342		116			116		116
Korea IT Fund	190	63.3		190,000		210,555			210,555		210,725
1st Music Investment Fund of SK-PVC	1,385	69.3		6,925		4,660			4,660		5,688
2nd Music Investment Fund of SK-PVC	1,585	79.3		7,925		7,894			7,894		8,441
SK-KTB Music Investment Fund	14,850,000,000	74.2		14,850		13,203			13,203		13,954
Stonebridge Cinema Fund (formerly IMM Cinema Fund)	120	45.6		12,000		8,153			8,153		8,435
Michigan Global Cinema Fund	40	36.4		4,000		3,577			3,577		3,577
3rd Fund of Isu Entertainment	25	31.3		2,500		1,568			1,568		1,568
SK Telecom Advanced Tech & Service Center	—	100.0		6,989		9,828			9,828		10,053
Cyworld China Holdings	10,500,000	53.8		10,272		1,174			1,174		2,117
Magic Tech Network	4,500	30.0		8,494		2,162			6,798		7,725
SK Telecom Global Investment B.V.	18,000	100.0		39,319		41,823	(Note d)		41,823		31,866
SKY Property Mgmt. Ltd.	22,980	60.0		283,367		272,691			272,691		287,405
Wave City Development Co. Ltd.	382,000	19.1		1,967		1,908			1,908		1,908

	September 30, 2009							Carrying amount
		Ownership
	Number	percentage	Acquisition		Net asset			September 30,		December 31,
	of shares	(%)	cost		value			2009		2008
Prmaxsoftware Tech. Co., Ltd.	—	97.2	~~W~~	11,665	~~W~~	10,974	(Note d)	~~W~~	11,147	~~W~~	7,127
Benex Digital Cultural Contents Fund	50	19.9		5,000		5,068			5,068		5,068
Benex Focus Limited Partnership II	200	66.7		20,000		19,898			19,898		20,089
K-net Culture & Contents Venture Fund	59	59.0		11,800		11,756	(Note d)		11,756		5,856
Open Innovation Fund	200	98.5		20,000		19,996			19,996		20,044
Other investments in affiliates				23,381			(Note e)		23,381		23,564

Total			~~W~~	3,361,506				~~W~~	2,829,912	~~W~~	2,600,719

(Note a)	For the nine months ended September 30, 2009, the Company additionally invested ~~W~~241,176 million in SK Broadband Co., Ltd. which increased the Company’s ownership from 43.4% to 50.6%.

(Note b)	For the nine months ended September 30, 2009, the Company acquired 30,000,000 shares of PS&Marketing Corporation. As a result, the Company holds 100.0% of PS&Marketing Corporation.

(Note c)	For the nine months ended September 30, 2009, Aircross Co., Ltd. was fully liquidated.

(Note d)	For the nine months ended September 30, 2009, the Company additionally invested ~~W~~6,302 million in SK Telecom China Holding Co., Ltd., ~~W~~13,247 million in SK Telecom Global Investment B.V., ~~W~~4,538 million in Prmaxsoftware Tech. Co., Ltd. and ~~W~~5,900 million in K-net Culture & Contents Venture Fund.

(Note e)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and others were stated at their acquisition cost instead of amount valued using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.

Details of the changes in investments in affiliates accounted for using the equity method for the three months and nine months ended September 30, 2009 and 2008 are as follows (In millions of Korean won):

		For the nine months ended September 30, 2009
								Equity in
								other com-				Equity		Equity
							Equity in	prehen-				method in		method in				Other
		Beginning		Acquisi			earnings	sive		Capital		retained		capital		Dividend		increase		Ending
		balance		-tion			(losses)	income		surplus		earnings		adjustments		received		(decrease)		balance
SK Broadband Co., Ltd.	(Note a)	~~W~~	1,146,736	~~W~~	241,176	(~~W~~	76,740)	~~W~~	5,021	~~W~~	—	(~~W~~	56,043)	~~W~~	22,555	~~W~~	—	~~W~~	—	~~W~~	1,282,705
SK Communications Co., Ltd.	(Note a)		147,392		—		(10,850)		(18,433)		2,047		—		15,705		—		—		135,861
SK Telink Co., Ltd.	(Notes a and c)		112,358		—		23,009		273		—		—		—		(6,325)		—		129,315
SK Marketing & Company Co., Ltd.	(Note a)		101,345		—		11,167		(4,770)		—		—		—		—		—		107,742
PS&Marketing Corporation	(Note a)		—		150,000		(15,200)		—		—		—		—		—		—		134,800
SK Wyverns Baseball Club Co., Ltd.	(Note b)		—		—		(1)		—		—		—		—		—		—		—
Paxnet Co., Ltd.	(Notes a and c)		30,086		—		1,136		(281)		—		—		281		(492)		—		30,730
F&U Credit Information Co., Ltd.	(Note b)		4,244		—		(108)		—		—		—		—		—		—		4,136
TU Media Corp.	(Note a)		14,847		—		(2,371)		36		(36)		—		—		—		—		12,476
Aircross Co., Ltd.	(Note d)		7,289		—		—		—		—		—		—		—		(7,289)		—
IHQ, Inc.	(Note a)		26,957		—		(5,345)		(5,007)		—		—		5,970		—		—		22,575
Ntreev Soft Co., Ltd.	(Note a)		9,575		—		(302)		43		—		—		49		—		—		9,365
Commerce Planet Co., Ltd.	(Note b)		1,535		—		(428)		—		—		—		—		—		—		1,107
Loen Entertainment, Inc.	(Note a)		35,895		—		1,323		2,945		—		—		(322)		—		—		39,841
Harex Info Tech, Inc.	(Note b)		598		—		(265)		—		—		—		—		—		—		333
SK Mobile	(Note b)		2,111		—		—		—		—		—		—		—		—		2,111
SKT Vietnam PTE Ltd.	(Note a)		112,160		—		(17,822)		(4,807)		—		—		—		—		—		89,531
Skytel Co., Ltd.	(Note a)		12,381		—		4,574		(2,508)		—		—		—		—		—		14,447
SK China Company Ltd.	(Note b)		3,657		—		(176)		(11)		—		—		—		—		—		3,470
SK Telecom China Co., Ltd.	(Note b)		7,157		—		5		3,096		—		—		—		—		—		10,258
TR Entertainment	(Note a)		9,626		—		(1,488)		(124)		—		—		—		—		—		8,014
ULand Company Ltd.	(Note a)		5,401		—		(1,077)		(238)		—		—		—		—		—		4,086
Virgin Mobile USA, Inc.	(Note a)		62,096		—		(11,529)		11		—		—		—		—		—		50,578
SKT Americas, Inc.	(Notes a and e)		36,126		—		(20,404)		(1,758)		—		—		—		—		12,990		26,954
SK Telecom China Holding Co., Ltd.	(Note a)		30,780		6,302		(6,258)		(1,790)		—		—		—		—		—		29,034
SK USA, Inc.	(Note b)		5,041		—		182		26		—		—		—		—		—		5,249
Helio, Inc.	(Note b)		116		—		—		(26)		—		—		26		—		—		116
Korea IT Fund	(Note a)		210,725		—		(345)		175		—		—		—		—		—		210,555
1st Music Investment Fund of SK-PVC	(Note b)		5,688		—		(1,181)		153		—		—		—		—		—		4,660
2nd Music Investment Fund of SK-PVC	(Note b)		8,441		—		(547)		—		—		—		—		—		—		7,894
SK-KTB Music Investment Fund	(Note a)		13,954		—		(680)		(72)		—		—		1		—		—		13,203
Stonebridge Cinema Fund (formerly IMM Cinema Fund)	(Note a)		8,435		—		(282)		—		—		—		—		—		—		8,153
Michigan Global Cinema Fund	(Note b)		3,577		—		—		—		—		—		—		—		—		3,577
3rd Fund of Isu Entertainment	(Note b)		1,568		—		—		—		—		—		—		—		—		1,568
SK Telecom Advanced Tech & Service Center	(Note b)		10,053		—		(194)		(31)		—		—		—		—		—		9,828
Cyworld China Holdings	(Note b)		2,117		—		179		(194)		—		—		(928)		—		—		1,174
Magic Tech Network	(Note b)		7,725		—		(927)		—		—		—		—		—		—		6,798
SK Telecom Global Investment B.V.	(Note a)		31,866		13,274		120		(3,437)		—		—		—		—		—		41,823
SKY Property Mgmt. Ltd.	(Note a)		287,405		—		436		(15,150)		—		—		—		—		—		272,691
Wave City Development Co. Ltd.	(Note b)		1,908		—		—		—		—		—		—		—		—		1,908
Prmaxsoftware Tech. Co., Ltd.	(Note b)		7,127		4,538		(518)		—		—		—		—		—		—		11,147
Benex Digital Cultural Contents Fund	(Note b)		5,068		—		—		—		—		—		—		—		—		5,068
Benex Focus Limited Partnership II	(Note a)		20,089		—		(191)		—		—		—		—		—		—		19,898
K-net Culture & Contents Venture Fund	(Note b)		5,856		5,900		—		—		—		—		—		—		—		11,756
Open Innovation Fund	(Note a)		20,044		—		(48)		—		—		—		—		—		—		19,996

Total		~~W~~	2,577,155		421,190		(133,145)		(46,858)		2,011		(56,043)		43,337		(6,817)		5,701	~~W~~	2,806,531

Less: six months ended June 30, 2009					163,332		(73,022)		(12,908)		2,003		(56,043)		18,280		(6,817)		(7,289)

Three months ended September 30, 2009				~~W~~	257,858	(~~W~~	60,123)	(~~W~~	33,950)	~~W~~	8	~~W~~	—	~~W~~	25,057	~~W~~	—	~~W~~	12,990

(Note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the nine months ended September 30, 2009. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors:

	i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

	ii)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

	iii)	performed an analytical review on the unaudited and unreviewed financial statements

(Note b)	Investments in equity securities are carried using the equity method of accounting based on the financial statements as of December 31, 2008 as information as of September 30, 2009 was not available and the change in the Company’s portion of stockholders’ equity of the investee for the nine months ended September 30, 2009 was immaterial.

(Note c)	The Company received dividends from SK Telink Co., Ltd. and Paxnet Co., Ltd., and the corresponding amount was deducted from the carrying amount of equity method securities.

(note d)	Other decrease in investments in Aircross Co., Ltd. represents the collection of the Company’s investment resulting from the full liquidation of Aircross Co., Ltd.

(note e)	For the nine months ended September 20, 2009, SKT Americas, Inc. merged with SKT Holding America and as such the book value of the investment in SKT Holding America was transferred to the investment in SKT Americas, Inc. as of September 30, 2009.

		For the nine months ended September 30, 2008
								Equity in		Equity
						Equity in		capital surplus		method in				Other
		Beginning balance		Acquisi- tion		earnings (losses)		and capital adjustments		capital adjustments		Dividend received		increase (decrease)		Ending balance
SK Broadband Co., Ltd.		~~W~~	—	~~W~~	1,093,104	(~~W~~	31,964)	~~W~~	3,473	~~W~~	—	~~W~~	—	~~W~~	116,525	~~W~~	1,181,138
SK Communications Co., Ltd.			149,850		—		(5,991)		8,864		—		—		—		152,723
SK Telink Co., Ltd.			97,136		—		17,905		(60)		—		(5,947)		—		109,034
SK Marketing & Company Co. Ltd			—		190,000		6,226		(93,878)		—		—		—		102,348
SK Wyverns Baseball Club Co., Ltd.	(Note a)		—		—		(989)		—		—		—		—		—
Paxnet Co., Ltd.			30,237		—		(111)		406		—		(447)		—		30,085
F&U Credit Information Co., Ltd.	(Note a)		3,851		—		(31)		—		—		—		—		3,820
TU Media Corp.			5,527		55,000		(12,467)		—		(30,642)		—		—		17,418
Aircross Co., Ltd.	(Note a)		5,967		—		(939)		(18)		—		—		—		5,010
IHQ, Inc.			38,911		—		(8,657)		(402)		—		—		—		29,852
Ntreev Soft Co., Ltd.			13,221		—		(4,418)		138		—		—		—		8,941
Baba Club	(Note a)		1,733		—		—		—		—		—		(1,733)		—
Commerce Planet Co., Ltd.	(Note a)		6,266		—		(419)		—		—		—		1,733		7,580
Loen Entertainment, Inc.			21,415		—		562		(2,735)		—		—		—		19,242
Harex Info Tech, Inc.	(Note a)		1,118		—		(263)		—		—		—		—		855
SK Mobile	(Note a)		3,272		2,004		—		—		—		—		(3,166)		2,110
SKT Vietnam PTE Ltd.			101,412		—		(14,635)		24,339		(71)		—		—		111,045
Skytel Co., Ltd.	(Note a)		7,797		—		(52)		(1)		—		—		—		7,744
SK China Company Ltd.	(Note a)		—		—		54		83		—		—		—		137
SK Telecom China Co., Ltd.	(Note a)		7,154		—		3		—		—		—		—		7,157
TR Entertainment			—		10,954		(1,318)		578		—		—		—		10,214
ULand Company Ltd.			5,290		—		2,367		1,618		—		—		—		9,275
SK Telecom USA Holdings, Inc.			63,023		99,141		(83,282)		27,762		(22,988)		—		—		83,656
SKT Americas, Inc,	(Note a)		26,454		—		431		305		—		—		—		27,190
SK Telecom China Holding Co., Ltd.			19,070		4,223		(980)		8,264		—		—		—		30,577
SK USA, Inc.	(Note a)		3,140		—		—		—		—		—		—		3,140
Helio, LLC & Inc.			333		—		(572)		15		340		—		—		116
Korea IT Fund			210,568		—		4,530		(581)		—		—		—		214,517
Centurion IT Investment Association			2,463		—		—		—		—		—		(2,463)		—
1st Music Investment Fund of SK-PVC	(Note a)		5,607		—		—		—		—		—		—		5,607
2nd Music Investment Fund of SK-PVC	(Note a)		8,517		—		(338)		—		—		—		—		8,179
SK-KTB Music Investment Fund			13,367		—		(412)		923		—		—		—		13,878
Stonebridge Cinema Fund (formerly IMM Cinema Fund)			9,089		—		(725)		—		—		—		—		8,364
Michigan Global Cinema Fund	(Note a)		3,542		—		—		—		—		—		—		3,542
3rd Fund of Isu Entertainment	(Note a)		1,690		—		—		—		—		—		—		1,690
Cyworld China Holdings	(Note a)		—		10,272		—		—		(6,231)		—		—		4,041
Magic Tech Network	(Note a)		—		8,384		(303)		—		—		—		—		8,081
SKT Global Investment B.V.I.O.	(Note a)		—		26,044		—		—		—		—		—		26,044
SKY Property Mgmt. Ltd.	(Note a)		—		178,427		—		—		—		—		—		178,427

Total		~~W~~	867,020		1,677,553		(136,788)		(20,907)		(59,592)		(6,394)		110,896	~~W~~	2,432,777

Less six months ended June 30, 2008					1,428,117		(94,954)		(104,211)		(30,373)		(6,394)		114,062

Three months ended September 30, 2008				~~W~~	249,436	(~~W~~	41,834)	~~W~~	83,304	(~~W~~	29,219)	~~W~~	—	(~~W~~	3,166)

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the three months and nine months ended September 30, 2009 and 2008 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2009
	Beginning		Increase/				Ending
	balance		(decrease)		Amortization		balance

SK Broadband Co., Ltd.	~~W~~	534,051	~~W~~	26,435	(~~W~~	15,389)	~~W~~	545,097
SK Communications Co., Ltd.		12,122		—		(669)		11,453
Paxnet Co., Ltd.		15,018		—		(804)		14,214
F&U Credit Information Co., Ltd.		503		—		(32)		471
IHQ, Inc.		13,767		—		(4,130)		9,637
Ntreev Soft Co., Ltd.		595		—		(446)		149
Loen Entertainment, Inc.		1,223		—		(612)		611
Harex Info Tech, Inc.		351		—		(263)		88
Skytel Co., Ltd.		(1,387)		—		1,387		—
SK China Company Ltd.		106		—		(106)		—
TR Entertainment		6,856		—		(1,210)		5,646
Virgin mobile USA, Inc.		125,930		—		(19,884)		106,046
Magic Tech Network		5,562		—		(927)		4,635
Prmaxsoftware Tech. Co., Ltd.		691		—		(518)		173

Total	~~W~~	715,388		26,435		(43,603)	~~W~~	698,220

Less: six months ended June 30, 2009				—		(23,434)

Three months ended September 30, 2009			~~W~~	26,435	(~~W~~	20,169)

	For the nine months ended September 30, 2008
	Beginning		Increase				Ending
	balance		(decrease)		Amortization		balance

SK Broadband Co., Ltd.	~~W~~	—	~~W~~	565,174	(~~W~~	20,749)	~~W~~	544,425
SK Communications Co., Ltd.		21,019		(8,005)		(669)		12,345
Paxnet Co., Ltd.		16,091		—		(804)		15,287
F&U Credit Information Co., Ltd.		545		—		(32)		513
IHQ, Inc.		19,274		—		(4,130)		15,144
Ntreev Soft Co., Ltd.		1,282		(92)		(446)		744
Baba Club		2,504		(2,504)		—		—
Commerce Planet Co., Ltd.		3,950		—		(658)		3,292
Loen Entertainment, Inc.		2,039		—		(612)		1,427
Harex Info Tech, Inc.		701		—		(263)		438
Uland Company Ltd.		4,245		—		(193)		4,052
TR Entertainment		—		8,066		(807)		7,259
Magic Tech Network		—		6,071		(303)		5,768

Total	~~W~~	71,650		568,710		(29,666)	~~W~~	610,694

Less six months ended June 30, 2008				569,224		(12,657)

Three months ended September 30, 2008			(~~W~~	514)	(~~W~~	17,009)

Details of changes in unrealized inter-company gains incurred from sales of assets for the three months and nine months ended September 30, 2009 and 2008 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2009
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance

SK Communications Co., Ltd.	~~W~~	269	~~W~~	—	(~~W~~	105)	~~W~~	164
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	1,355		—		(105)	~~W~~	1,250

Less: six months ended June 30, 2009				—		(70)

Three months ended September 30, 2009			~~W~~	—	(~~W~~	35)

	For the nine months ended September 30, 2008
	Beginning						Ending
Subsidiary	balance		Increase		Decrease		balance

SK Communications Co., Ltd.	~~W~~	2,192	~~W~~	—	(~~W~~	1,888)	~~W~~	304
Uland Company Limited.		2,981		—		(2,981)		—
SK China Company Ltd.		1,086		—		—		1,086

Total	~~W~~	6,259		—		(4,869)	~~W~~	1,390

Less: six months ended June 30, 2008				—		(4,834)

Three months ended September 30, 2008			~~W~~	—	(~~W~~	35)

Details of market price of the equity securities accounted for using the equity method as of September 30, 2009 are as follows (In millions of Korean won, except for market price per share):

	Market price		Number of
	per share		shares owned by
	(In Korean won)		the Company	Market price
SK Broadband Co., Ltd.	~~W~~	5,210	149,638,354	~~W~~	779,616
SK Communications Co., Ltd.		8,830	28,029,945		247,504
IHQ, Inc.		1,240	14,960,784		18,551
Loen Entertainment, Inc.		5,080	16,054,812		81,558

The condensed financial information of the investees as of and for the nine months ended September 30, 2009 is as follows (In millions of Korean won):

	Total		Total				Net
	assets		liabilities		Revenue		income (loss)

SK Broadband Co., Ltd.	~~W~~	3,064,055	~~W~~	1,605,192	~~W~~	1,368,058	(~~W~~131,540)
SK Communications Co., Ltd.		268,501		76,322		147,790	(15,711)
SK Telink Co., Ltd.		210,764		68,298		224,508	25,374
SK Marketing & Company Co., Ltd.		591,350		375,865		207,273	22,664
PS&Marketing Corporation		185,175		50,375		279,134	(15,200)
Paxnet Co., Ltd.		43,061		15,414		32,315	3,320
TU Media Corp.		268,563		240,307		99,314	(4,555)
IHQ, Inc.		52,404		17,520		32,447	(506)
Ntreev Soft Co., Ltd.		27,666		13,197		16,901	124
Loen Entertainment, Inc.		97,775		35,977		72,511	4,350
SKT Vietnam PTE Ltd.		142,255		20,145		140	(21,940)
Skytel Co., Ltd.		56,878		7,643		29,109	10,961
TR Entertainment		6,543		933		8,130	(660)
ULand Company Limited		8,970		3,146		4,984	(1,191)
Virgin Mobile USA, Inc.		384,918		719,870		846,505	50,452
SKT Americas, Inc		37,408		10,454		16,136	(15,660)
SK Telecom China Holdings		44,246		15,212		18,336	(4,571)
Korea IT Fund		332,455		—		10,994	(561)
SKT-KTB Music Investment Fund		17,879		81		325	(917)
Stonebridge Cinema Fund (formerly IMM Cinema Fund)		17,868		—		255	(10)
SK Telecom Global Investment B.V.		41,927		104		342	185
SKY Property Mgmt. Ltd.		611,435		156,949		31,583	2,519
2nd Benex Focus investment Fund		30,131		284		557	(286)
Open Innovation Fund		20,488		192		522	(49)

5.	LOANS TO EMPLOYEES
Short-term and long-term loans to employees as of September 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	September 30, 2009						December 31,
	Short-term		Long-term		Total		2008

Loans to Employees’ Stock Ownership Association (Note)	~~W~~	1,774	~~W~~	56,830	~~W~~	58,604	~~W~~	60,908
Loans to employees for housing and other		48		10		58		106

Total	~~W~~	1,822	~~W~~	56,840	~~W~~	58,662	~~W~~	61,014

(Note)	The Company loaned the amount above to Employees’ Stock Ownership Association to help fund employees’ acquisition of the Company’s treasury stocks. The loan will be repaid over a period of five years, beginning on the second anniversary of each loan date and will expire on December 25, 2014.

6.	PROPERTY AND EQUIPMENT
Property and equipment as of September 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	Useful lives
	(years)	September 30, 2009		December 31, 2008

Land	—	~~W~~	459,318	~~W~~	447,088
Buildings and structures	30,15		1,599,261		1,510,018
Machinery	6		14,327,189		13,441,993
Vehicles	4		53,467		21,070
Other	4		931,691		1,016,133
Construction in progress	—		488,166		281,574

			17,859,092		16,717,876
Less: accumulated depreciation			(12,749,362)		(12,019,662)

Property and equipment, net		~~W~~	5,109,730	~~W~~	4,698,214

Details of change in property and equipment for the nine months ended September 30, 2009 and 2008 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2009
					Business
	Beginning				acquisition								Ending
	balance		Acquisition		(Note)		Disposal		Transfer		Depreciation		balance

Land	~~W~~	447,088	~~W~~	8,519	~~W~~	3,939	(~~W~~	757)	~~W~~	529	~~W~~	—	~~W~~	459,318
Buildings and structures		1,012,226		2,152		66,626		(174)		821		(42,462)		1,039,189
Machinery		2,594,086		16,843		543,447		(2,608)		602,552		(904,208)		2,850,112
Vehicles		2,035		43		—		(49)		33,638		(1,108)		34,559
Other		361,205		645,701		206		(15,945)		(679,448)		(73,333)		238,386
Construction in progress		281,574		245,361		7,135		(3,290)		(42,614)		—		488,166

Total	~~W~~	4,698,214	~~W~~	918,619	~~W~~	621,353	(~~W~~	22,823)	(~~W~~	84,522)	(~~W~~	1,021,111)	~~W~~	5,109,730

(Note)	The Company acquired the leased line business from SK Networks Co., Ltd. (See Note 20).

	For the nine months ended September 30, 2008
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		Balance

Land	~~W~~	444,252	~~W~~	96	(~~W~~	893)	~~W~~	2,639	~~W~~	—	~~W~~	446,094
Buildings and structures		1,054,484		4,704		(965)		2,897		(42,067)		1,019,053
Machinery		2,495,252		18,168		(3,113)		688,633		(893,960)		2,304,980
Vehicles		3,196		91		(239)		—		(1,354)		1,694
Other		305,095		716,958		(15,438)		(593,203)		(72,229)		341,183
Construction in progress		292,134		247,300		(4,837)		(182,277)		—		352,320

Total	~~W~~	4,594,413	~~W~~	987,318	(~~W~~	25,485)	(~~W~~	81,311)	(~~W~~	1,009,610)	~~W~~	4,465,324

7.	INTANGIBLE ASSETS
Intangible assets as of September 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):

	September 30, 2009						December 31, 2008
	Acquisition		Accumulated		Carrying		Acquisition		Accumulated		Carrying
	cost		amortization		amounts		cost		amortization		amounts

Goodwill	~~W~~	2,341,625	(~~W~~	999,669)	~~W~~	1,341,956	~~W~~	2,341,625	(~~W~~	902,259)	~~W~~	1,439,366
Frequency use rights		1,385,120		(628,748)		756,372		1,385,120		(541,349)		843,771
Software development costs		155,464		(145,312)		10,152		188,358		(174,869)		13,489
Computer software		1,267,957		(743,245)		524,712		1,174,908		(586,654)		588,254
Other		144,272		(89,673)		54,599		139,562		(82,850)		56,712

	~~W~~	5,294,438	(~~W~~	2,606,647)	~~W~~	2,687,791	~~W~~	5,229,573	(~~W~~	2,287,981)	~~W~~	2,941,592

Details of changes in intangible assets for the nine months ended September 30, 2009 and 2008 are as follows (In millions of Korean won):

	For the nine months ended September 30, 2009
					Business
	Beginning				acquisition								Ending
	balance		Increase		(Note)		Decrease		Transfer		Amortization		balance

Goodwill	~~W~~	1,439,366	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~	97,410)	~~W~~	1,341,956
Frequency use rights		843,771		—		—		—		—		(87,399)		756,372
Software development costs		13,489		—		—		—		—		(3,337)		10,152
Computer software		588,254		7,882		6,540		(1,953)		84,923		(160,934)		524,712
Other		56,712		7,581		—		(1,813)		50		(7,931)		54,599

Total	~~W~~	2,941,592	~~W~~	15,463	~~W~~	6,540	(~~W~~	3,766)	~~W~~	84,973	(~~W~~	357,011)	~~W~~	2,687,791

(Note)	The Company acquired the leased line business from SK Networks Co., Ltd. (See Note 20).

	For the nine months ended September 30, 2008
	Beginning										Ending
	balance		Increase		Decrease		Transfer		Amortization		balance

Goodwill	~~W~~	1,569,247	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~	97,411)	~~W~~	1,471,836
Frequency use rights		960,302		—		—		—		(87,399)		872,903
Software development costs		13,029		—		—		4,775		(7,854)		9,950
Computer software		585,574		14,289		(1,761)		75,309		(144,309)		529,102
Other		46,790		10,735		(151)		1,552		(6,695)		52,231

Total	~~W~~	3,174,942	~~W~~	25,024	(~~W~~	1,912)	~~W~~	81,636	(~~W~~	343,668)	~~W~~	2,936,022

The book value as of September 30, 2009 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives
Goodwill	~~W~~	1,338,402	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	10 years and 3 months
IMT license		700,984	Frequency use rights relating to W-CDMA Service	(Note a)
WiBro license		50,605	WiBro Service	(Note b)
DMB license		4,783	DMB Service	6 years and 9 months

(Note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

(Note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life.

8.	BONDS PAYABLE
Bonds payable as of September 30, 2009 and December 31, 2008 are as follows (In millions of Korean won and thousands of foreign currency):

	Maturity	Annual interest	September 30,		December 31,
	year	rate (%)	2009		2008

Domestic general bonds	2009	5.0	~~W~~	—	~~W~~	300,000
²	2010	4.0		200,000		200,000
²	2010	6.77		50,000		50,000
²	2011	3.0		200,000		200,000
²	2013	4.0		200,000		200,000
²	2013	6.92		250,000		250,000
²	2014	5.0		200,000		200,000
²	2015	5.0		200,000		200,000
²	2016	5.0		200,000		200,000
²	2016	5.54		40,000		—
²	2016	5.94		230,000		—
²	2018	5.0		200,000		200,000
Dollar denominated bonds (US$ 300,000)	2011	4.25		356,610		377,250
Dollar denominated bonds (US$ 400,000)	2027	6.63		475,480		503,000
Yen denominated bonds (JPY 12,500,000)	2012	3-month Euro Yen LIBOR rate +0.55 (Note a)		164,850		174,237
Yen denominated bonds (JPY 5,000,000)	2012	3-month Euro Yen TIBOR rate +2.5 (Note b)		65,940		—
Yen denominated bonds (JPY 3,000,000)	2012	3-month Euro Yen LIBOR rate +2.5 (Note a)		39,564		—
Convertible bonds (US$ 229,160)	2009	—		—		268,415
Convertible bonds (US$ 332,528)	2014	1.75		437,673		—
Floating rate notes (US$ 150,000,000)	2010	3-month LIBOR rate +3.05 (Note c)		178,305		188,625
Floating rate notes (US$ 220,000,000)	2012	3-month LIBOR rate +3.15 (Note c)		261,514		—

Total				3,949,936		3,511,527
Less discounts on bonds				(65,120)		(61,143)
Less conversion right adjustments				(85,500)		(5,733)
Add long-term accrued interest				—		17,256

Net				3,799,316		3,461,907
Less portion due within one year				(199,318)		(579,424)

Long-term portion			~~W~~	3,599,998	~~W~~	2,882,483

(Note a)	The 3-months Euro Yen LIBOR rate as of September 30, 2009 is 0.35%.

(Note b)	The 3-months Euro Yen TIBOR rate as of September 30, 2009 is 0.54%.

(Note c)	The 3-months LIBOR rate as of September 30, 2009 is 0.29%.
All of the above bonds will be paid in full at maturity.

On April 7, 2009, the Company issued convertible bonds with a maturity of five years in the principal amount of US$332,528,000 for US$326,397,463 with an initial conversion price of ~~W~~230,010 per share of the Company’s common stock, which was greater than market value at the date of issuance. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 100% of the principal amount on April 7, 2012 (3 years from the issuance date). The conversion right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares to be converted as of September 30, 2009 is 1,999,997 shares.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder as cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five or twenty business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. Unless either previously redeemed or converted, the notes are redeemable at 100% of the principal amount at maturity.

During the nine months ended September 30, 2009, no conversion was made.

9.	LONG-TERM BORROWINGS
Long-term borrowings as of September 30, 2009 and December 31, 2008 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest	September 30,		December 31,
	Lender	maturity year	rate (%) (Note)	2009		2008

Long-term floating rate discount bill	Shinhan Bank	June 29, 2011	91 days CD yield + 0.25%	~~W~~	200,000	~~W~~	200,000
Long-term floating rate borrowings	KDB	July 28, 2011	91 days CD yield + 1.02%		100,000		100,000
²	Citibank	July 29, 2011	91 days CD yield + 1.20%		100,000		100,000
²	Nonghyup	July 30, 2011	91 days CD yield + 1.30%		100,000		100,000
²	Hana Bank	July 31, 2011	91 days CD yield + 1.50%		150,000		150,000
²	Nonghyup	August 12, 2011	91 days CD yield + 1.50%		50,000		50,000
²	Woori Bank	April 18, 2016	91 days CD yield + 3.17%		58,400		—
²	KEB	March31, 2016	91 days CD yield + 3.09%		31,749		—
²	KDB	April 17, 2016	6 months IFB yield +3.69%		167,014		—
²	Shinhan Bank	April 19, 2016	6 months BD yield+3.36%		123,400		—
²	Hana Bank	March31, 2016	5.50		65,300		—
²	Nonghyup	March31, 2016	5.70		41,500		—
²	EXIM Bank	April 15, 2016	5.75		98,600		—
²	Calyon Bank	October 10, 2013	6M LIBOR + 0.29%	US$	50,000	US$	50,000
²	DBS Bank	October 10, 2013	6M LIBOR + 0.29%		25,000		25,000
²	SMBC	October 10, 2013	6M LIBOR + 0.29%		25,000		25,000

				US$	100,000	US$	100,000
Total				~~W~~	1,285,963	~~W~~	700,000

Equivalent in Korean won				~~W~~	1,404,833	~~W~~	825,750
Less current portion					93,784		—

Long-term borrowings				~~W~~	1,311,049	~~W~~	825,750

The above long-term floating rate discount bill is classified as long-term borrowing as the borrowing is to be rolled-over exceeding 1 year from September 30, 2009 in accordance with the loan agreement.

(Note)	At September 30, 2009, the 91 days CD yield and the 6M LIBOR rate and the 6 months Industrial Financial Bond yield and the 6 months Bank Debenture yield are 2.76%, 0.63%, 3.33% and 3.40%, respectively.

10.	CAPITAL STOCK AND CAPITAL SURPLUS
The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of September 30, 2009 and December 31, 2008 are as follows:

	September 30, 2009	December 31, 2008

Authorized shares	220,000,000	220,000,000
Issued shares	80,745,711	81,193,711
Outstanding shares, net of treasury stock	72,345,003	72,486,015
Significant changes in capital stock and capital surplus for the nine months ended September 30, 2009 and for the year ended December 31, 2008 are as follows (In millions of Korean won except for share data):

	Number of shares		Additional paid in
	issued (Note)	Capital stock	capital

At December 31, 2008	81,193,711	~~W~~44,639	~~W~~2,915,887

At September 30, 2009	80,745,711	~~W~~44,639	~~W~~2,915,887

(Note)	During the year ended December 31, 2003, 2006 and the nine months ended September 30, 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, and reduced retained earnings before appropriations in accordance with the Korean Commercial Law. As a result, the total par value of outstanding capital stock does not agree to the capital balance of capital stock. In addition, there are no changes in capital stock for the nine months ended September 30, 2009 and for the year ended December 31, 2008.

11.	TREASURY STOCK
The Company retired 448,000 shares of common stock on January 9, 2009 in accordance with Korean Commercial law, which were acquired by the Company from December 2, 2008 through January 7, 2009 for ~~W~~92,477 million. As a result of these transactions, retained earnings decreased by ~~W~~92,477 million.

12.	INCOME TAX
a.	Details of income tax expense

Income tax expense for the nine months ended September 30, 2009 and 2008 consists of the following (In millions of Korean won):

	2009		2008

Current	~~W~~	370,566	~~W~~	497,682
Changes in net deferred tax liabilities (note a)		(20,683)		(124,226)

Income tax expenses		349,883		373,456
Less six months ended June 30		(199,715)		(265,390)

Three months ended September 30	~~W~~	150,168	~~W~~	108,066

(Note a)	Changes in net deferred tax liabilities for the nine months ended September 30, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008

Ending balance of net deferred tax liabilities	~~W~~	126,821	~~W~~	511,602
Beginning balance of net deferred tax liabilities		(257,939)		(1,015,002)
Adjustment to the beginning net deferred tax liabilities based on tax return filed		5,319		3,944
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		105,116		375,230

	(~~W~~	20,683)	(~~W~~	124,226)

b.	An explanation of the relationship between income tax expense and accounting income before income tax expense for the nine months ended September 30, 2009 and 2008 is as follows (In millions of Korean won) :

	2009		2008

Income before income tax	~~W~~	1,393,987	~~W~~	1,387,991

Income tax expense at statutory income tax rate (12.1% of taxable income less than ~~W~~200 million and 24.2% of taxable income exceeding ~~W~~200 million)		337,321		381,684
Differences (note)		12,562		(8,228)

Income tax expense	~~W~~	349,883	~~W~~	373,456

Effective tax rates		25.10%		26.91%

(Note)	The differences between income tax computed using the statutory corporate income tax rates and the recorded income tax for the nine months ended September 30, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008

Permanent difference	~~W~~	43,211	~~W~~	25,936
Changes in deferred income tax assets (liabilities) recognized related to equity method investment securities		31,337		31,452
Tax credit for investment		(62,406)		(57,030)
Other tax credits		(4,715)		(2,822)
Sur tax on exempted income		11,377		10,397
Tax refund for prior periods		(6,242)		(16,161)

	~~W~~	12,562	(~~W~~	8,228)

13.	COMPREHENSIVE INCOME (LOSS)
Details of comprehensive income (loss) for the three months and nine months ended September 30, 2009 and 2008 are as follows (In millions of Korean won):

For the three and nine months ended September 30, 2009

	For the three months				For the nine months
	Profit and				Profit and
	loss effect		Tax effect		loss effect		Tax effect

Net income	~~W~~	415,713			~~W~~	1,044,104
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		77,502	(~~W~~	10,443)		267,199	(~~W~~	63,627)
Equity in capital adjustments of affiliates, net		(26,413)		7,536		(42,513)		4,345
Gain on valuation of currency swap, net		15,508		(4,374)		13,114		(3,699)
Gain on valuation of interest rate swap, net		6,280		(1,771)		13,703		(3,865)

Sub-total		72,877	(~~W~~	9,052)		251,503	(~~W~~	66,846)

Comprehensive income	~~W~~	488,590			~~W~~	1,295,607

For the three and nine months ended September 30, 2008

	For the three months				For the nine months
	Profit and				Profit and
	loss effect		Tax effect		loss effect		Tax effect

Net income	~~W~~	333,640			~~W~~	1,014,535
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		(497,690)	~~W~~	188,779		(997,105)	~~W~~	378,212
Equity in capital adjustments of affiliates, net		82,964		(249)		(23,068)		(1,713)
Gain on valuation of currency swap, net		2,529		(959)		5,867		(2,225)
Loss on valuation of interest rate swap, net		(1,406)		533		(1,454)		552

Sub-total		(413,603)	~~W~~	188,104		(1,015,760)	~~W~~	374,826

Comprehensive loss	(~~W~~	79,963)			(~~W~~	1,225)

14.	NET INCOME PER SHARE
The Company’s net income and ordinary income per share amounts for the three months and nine months ended September 30, 2009 and 2008 is computed as follows (In millions of Korean won, except for net income and ordinary income per share):

Net income and ordinary income per share

	For the				For the
	three months ended				nine months ended
	September 30,		September 30,		September 30,		September 30,
	2009		2008		2009		2008
Net income and ordinary income	~~W~~	415,713	~~W~~	333,640	~~W~~	1,044,104	~~W~~	1,014,535
Weighted average number of common shares outstanding		72,345,003		72,793,003		72,347,356		72,776,276

Net income and ordinary income per share	~~W~~	5,746	~~W~~	4,583	~~W~~	14,432	~~W~~	13,940

Net income and ordinary income per share for the year ended December 31, 2008 is ~~W~~17,559 and net income and ordinary income per share for the three months ended March 31, 2009 and 2008 is ~~W~~4,378 and ~~W~~5,264, respectively. In addition, net income and ordinary income per share for the three months ended June 30, 2009 and 2008 is ~~W~~4,308 and ~~W~~4,094, respectively.

The weighted average numbers of common shares outstanding for the three months and nine months ended September 30, 2009 and 2008 are calculated as follows:

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended September 30, 2009
Outstanding common stocks at January 1, 2009	81,193,711	92 / 92	81,193,711
Treasury stocks at January 1, 2009	(8,707,696)	92 / 92	(8,707,696)
Disposal of treasury stock	(141,012)	92 / 92	(141,012)

Total	72,345,003		72,345,003

For the nine months ended September 30, 2009
Outstanding common stocks at January 1, 2009	81,193,711	273 / 273	81,193,711
Treasury stocks at January 1, 2009	(8,707,696)	273 / 273	(8,707,696)
Acquisition of treasury stock	(141,012)	268 / 273 (note a)	(138,659)

Total	72,345,003		72,347,356

(Note a)	The Company acquired treasury stocks on many different dates, and weighted number of shares was calculated considering each transaction date as follows:

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For the three months ended September 30, 2008
Outstanding common stocks at January 1, 2008	81,193,711	92 / 92	81,193,711
Treasury stocks at January 1, 2008	(8,609,034)	92 / 92	(8,609,034)
Disposal of treasury stock	208,326	92 / 92	208,326

Total	72,793,003		72,793,003

For the nine months ended September 30, 2008
Outstanding common stocks at January 1, 2008	81,193,711	274 / 274	81,193,711
Treasury stocks at January 1, 2008	(8,609,034)	274 / 274	(8,609,034)
Disposal of treasury stock	208,326	252 / 274	191,599

Total	72,793,003		72,776,276

Diluted net income and ordinary income per share amounts for the three months and nine months ended September 30, 2009 and 2008 is computed as follows (In millions of won, except for share data):

Diluted net income and ordinary income per share

	For the				For the
	three months ended				nine months ended
	September 30,		September 30,		September 30,		September 30,
	2009		2008		2009		2008

Adjusted net income and ordinary income	~~W~~	420,430	~~W~~	336,390	~~W~~	1,059,736	~~W~~	1,022,466
Adjusted weighted average number of common shares outstanding		74,344,999		74,117,747		74,375,396		74,101,020

Diluted net income and ordinary income per share	~~W~~	5,655	~~W~~	4,539	~~W~~	14,248	~~W~~	13,798

Diluted net income and ordinary income per share for the year ended December 31, 2008 was ~~W~~17,395 and diluted net income and ordinary income per share for the three months ended March 31, 2009 and 2008 is ~~W~~4,335 and ~~W~~5,205, respectively. Diluted net income and ordinary income per share for the three months ended June 30, 2009 and 2008 is ~~W~~4,234 and ~~W~~4,056, respectively.

Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the three months and nine months ended September 30, 2009 and 2008 are calculated as follows:

	For the				For the
	three months ended				nine months ended
	September 30,		September 30,		September 30,		September 30,
	2009		2008		2009		2008

Net income and ordinary income	~~W~~	415,713	~~W~~	333,640	~~W~~	1,044,104	~~W~~	1,014,535
Effect of convertible bonds (Note a)		4,718		2,750		15,632		7,931

Adjusted net income and ordinary income	~~W~~	420,431	~~W~~	336,390	~~W~~	1,059,736	~~W~~	1,022,466

Weighted average number of common shares outstanding		72,345,003		72,793,003		72,347,356		72,776,276
Effect of exchangeable bonds (Note a)		1,999,996		1,324,744		2,028,040		1,324,744

Adjusted weighted average number of common shares outstanding		74,344,999		74,117,747		74,375,396		74,101,020

(Note a)	The effect of exchangeable bonds increased net income related to interest expenses that would not have been incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds was made on the beginning of the period.

15.	RESTRICTED CASH AND CASH EQUIVALENTS
As of September 30, 2009, the Company has guarantee deposits restricted for checking accounts totaling ~~W~~19 million and deposits restricted for a charitable trust for small businesses in cooperation with SK Group amounting to ~~W~~50,000 million of which due date is June 2, 2010 and for the public amounting to ~~W~~6,500 million of which due date is May 4, 2011.

16.	RELATED PARTY TRANSACTIONS
As of September 30, 2009 and December 31, 2008, the parent company and subsidiaries of the Company are as follows:
a.	Holding company and subsidiaries

		Ownership
Type	Company	percentage (%)	Types of business
Ultimate parent company	SK C&C Co., Ltd.	(Note a)	Information technology and software production
Parent company	SK Holdings Co., Ltd.	23.1 (Note b)	Holding company
Subsidiary	SK Broadband Co., Ltd.	50.6	Internet website services and telecommunication service
²	SK Communications Co., Ltd.	64.8	Internet website services
²	SK Telink Co., Ltd.	90.8	Telecommunication service
²	PAXNet Co., Ltd.	59.7	Internet website services
²	F&U Credit Information Co., Ltd.	50.0	Credit and collection services
²	TU Media Corp.	44.2	Digital multimedia broadcasting service
²	IHQ, Inc.	37.1	Entertainment management
²	Ntreev Soft Co., Ltd.	66.7	Game software production
²	Commerce Planet Co., Ltd.	100.0	Cosmetic wholesale
²	Loen Entertainment, Inc.	63.5	Release of music disc
²	The Second Music Investment Fund of SK-PVC	79.3	Investment association
²	SK-KTB Music Investment Fund	74.2	Investment association
²	Stonebridge Cinema Fund	45.6	Investment association
²	SK I-Media Co., Ltd.	100.0 (Note c)	Game software production
²	Broadband media Co., Ltd.	100.0 (Note c)	Multimedia TV portal service
²	Hanaro Dream Incorporated	36.0 (Note c)	Internet digital contents distribution
²	Benex Digital Cultural Contents Fund	19.9	Investment association
²	Etoos Co., Ltd.	100.0 (Note c)	Web-based education service
²	2nd Benex Focus Investment Fund	66.7	Investment association
²	Open Innovation Fund	98.5	Investment association
²	PS&Marketing Co., Ltd.	100.0	Retail
²	SK Telecom China Holdings	100.0	Equity investment (Holding company)
²	SK Telecom Advanced Tech & Service Center	100.0	Mobile solution production
²	Shenzhen E-eye High Tech Co., Ltd.	65.5 (Notec c)	GPS manufacturing and selling
²	SKY Property Mgmt. Ltd.	60.0	Equity investment
²	SK Telecom Global Investment B.V.	100.0	Equity investment
²	SKT Vietnam PTE Ltd.	73.3	Telecommunication service
²	SK Telecom China Co., Ltd.	100.0	Telecommunication service
²	SKT Americas, Inc.	100.0	Telecommunication service

(Note a)	SK C&C Co., Ltd. became the Company’s ultimate parent company as of December, 31, 2007.

(Note b)	The ownership percentage represents parent company’s ownership over the Company.

(Note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

b.	Transactions and balances with related parties

Significant related party transactions for the three months and nine months ended September 30, 2009 and 2008, and account balances as of September 30, 2009 and December 31, 2008 are as follows (In millions of Korean won):
b-(1)	Transactions

	For three months ended September 30, 2009						For nine months ended September 30, 2009
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		Other expenses		other income
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	42,072	~~W~~	72,655	~~W~~	671	~~W~~	83,417	~~W~~	188,507	~~W~~	3,189

Parent Company:
SK Holdings Co., Ltd.		—		5,902		142		—		18,086		406

Subsidiaries:
SK Broadband Co., Ltd.		—		13,802		13,413		—		33,072		40,767
SK Communications Co., Ltd.		30		3,676		1,849		30		11,988		5,675
SK Telink Co., Ltd.		99		3,583		9,474		99		10,327		26,082
F&U Credit Information Co., Ltd.		—		12,159		542		—		35,400		1,204
TU Media Corp.		508		31,958		8,915		719		69,146		27,278
SKT Americas, Inc.		—		3,363		—		—		14,393		—
Loen Entertainment, Inc		—		9,114		884		—		24,297		3,283
Commerce Planet Co., Ltd.		643		14,257		1,402		1,343		46,478		2,678
SK Telecom China Holdings		—		4,840		—		—		22,019		—
PS&Marketing Co., Ltd.		—		75,724		408		—		131,356		598
Others		9		10,373		2,077		9		22,141		3,339

Equity Method Investees:
SK Marketing & Company Co., Ltd.		1,516		34,953		923		1,516		92,649		3,074
SK Wyverns Baseball Club Co., Ltd.		—		4,000		62		—		15,414		243
Wave City Development Co. Ltd.		—		—		—		—		—		21,280
Others		—		1,577		170		—		6,940		615

Others:
SK Energy Co., Ltd.		—		282		992		—		828		2,650
SK Engineering & Construction Co., Ltd.		32,707		5,614		436		84,697		13,634		1,529
SK Networks Co., Ltd.		1,502,704		209,228		5,866		1,508,235		607,212		17,692
SK Networks Service Co., Ltd.		—		6,555		69		—		17,842		69
Innoace Co., Ltd.		7,597		5,398		51		12,129		10,772		169
SK Telesys Co., Ltd.		39,653		2,873		311		115,457		5,164		800
Others		2,848		9,051		1,757		6,419		26,620		4,532

Total	~~W~~	1,630,386	~~W~~	540,937	~~W~~	50,414	~~W~~	1,814,070	~~W~~	1,424,285	~~W~~	167,152

	For three months ended September 30, 2008						For nine months ended September 30, 2008
			Commissions
	Purchases of		paid and		Commissions		Purchases of		Commissions		Commissions
	property and		other		earned and		property and		paid and		earned and
	equipment		expenses		other income		equipment		Other expenses		other income
Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	55,740	~~W~~	90,540	~~W~~	1,664	~~W~~	97,065	~~W~~	186,906	~~W~~	5,707

Parent Company:
SK Holdings Co., Ltd.		—		161		158		—		466		327

Subsidiaries:
SK Broadband Co., Ltd.		—		5,003		13,181		—		9,479		29,772
SK Communications Co., Ltd.		—		6,036		1,891		—		18,636		5,507
SK Telink Co., Ltd.		73		3,658		6,180		114		10,637		19,918
SK Wyverns Baseball Club Co., Ltd.		—		3,502		83		—		13,302		83
PAXNet Co., Ltd.		—		1,826		25		—		5,028		74
Global Credit & Information Co., Ltd.		—		15,100		329		—		37,799		976
TU Media Corp.		75		16,576		10,632		107		18,584		37,178
Aircross Co., Ltd.		43		6,365		333		78		15,223		997
SKT Americas, Inc.		—		10		—		—		2,871		—
Others		1,863		21,833		1,152		2,703		57,695		4,477

Equity Method Investees:
SK Marketing & Company Co Ltd.		—		23,360		3,233		—		29,197		5,682
Others		12		3,448		—		139		5,945		—

Others:
SK Energy Co., Ltd.		—		3,703		2,040		—		11,753		5,230
SK Engineering & Construction Co., Ltd.		57,321		4,449		766		106,961		7,072		2,057
SK Networks Co., Ltd.		476		162,817		5,490		2,931		560,217		12,449
Innoace Co., Ltd.		4,226		2,038		51		6,289		5,591		146
SK Telesys Co., Ltd.		45,321		2,188		65		108,979		4,236		213
Others		1,769		14,183		1,060		2,829		35,340		3,261

Total	~~W~~	166,919	~~W~~	386,796	~~W~~	48,333	~~W~~	328,195	~~W~~	1,035,977	~~W~~	134,054

b-(2)	Account balances

	As of September 30, 2009
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received

Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	311	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	56,342	~~W~~	197

Parent Company:
SK Holdings Co., Ltd.		91		—		—		—		—		—

Subsidiaries:
SK Broadband Co., Ltd.		446		—		—		660		5		4,805
SK Communications Co., Ltd.		1,597		—		—		—		4,840		5,524
SK Telink Co., Ltd.		1,949		—		—		—		748		1,041
F&U Credit Information Co., Ltd.		41		—		—		—		1,046		—
TU Media Corp.		3,967		—		—		—		9,085		2,709
SKT Americas, Inc.		—		—		—		—		4,823		—
IHQ, Inc.		111		—		—		—		1,684		—
Ntreev Soft Co., Ltd.		4,001		—		—		—		2,409		—
Commerce Planet Co., Ltd.		2,291		—		—		—		8,779		—
Loen Entertainment, Inc.		5		—		—		—		3,325		—
SKT Vietnam PTE Ltd.		4,205		—		—		—		—		—
SK Telecom China Co., Ltd.		—		—		—		—		—		—
SK Telecom China Holdings		—		—		—		—		6,750		—
PS&Marketing Co., Ltd.		212		—		—		—		27,708		5,084
Others		62		—		—		—		713		150

Equity Method Investees:
SK Marketing & Company Co., Ltd.		931		—		—		—		16,240		249
Virgin Mobile USA, Inc.		165		—		15,531		—		—		—
SK Wyverns Baseball Club Co., Ltd.		5		575		2,981		—		—		—
Wave City Development Co. Ltd.		23,408		—		—		—		—		—
Others		—		—		—		—		3,228		—

Others:
SK Energy Co., Ltd.		741		—		—		96		23		23
SK Engineering & Construction Co., Ltd.		231		—		—		—		10,531		519
SK Networks Co., Ltd.		1,844		—		—		112		224,336		3,607
Innoace Co., Ltd.		3		—		—		—		8,023		2,918
SK Telesys Co., Ltd.		78		—		—		—		5,553		—
Others		1,664		—		—		5,400		8,100		17

Total	~~W~~	48,359	~~W~~	575	~~W~~	18,512	~~W~~	6,268	~~W~~	404,291	~~W~~	26,843

	As of September 30, 2008
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Ultimate parent Company:
SK C&C Co., Ltd.	~~W~~	368	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	68,801	~~W~~	24

Parent Company:
SK Holdings Co., Ltd.		61		—		—		—		61		—

Subsidiaries:
SK Broadband Co., Ltd.		182		—		—		60		459		2,062
SK Communications Co., Ltd.		2,603		—		—		—		4,657		5,606
SK Telink Co., Ltd.		1,022		—		—		—		542		1,217
SK Wyverns Baseball Club Co., Ltd.		—		575		3,557		—		—		—
PAXNet Co., Ltd.		11		—		—		—		656		150
Global Credit & Information Co., Ltd.		8		—		—		—		1,168		—
TU Media Corp.		5,064		—		—		—		4,079		3,083
Aircross Co., Ltd.		731		—		—		—		3,307		276
IHQ, Inc.		—		—		—		—		766		—
Ntreev Soft Co., Ltd.		—		—		—		—		606		—
Commerce Planet Co., Ltd.		781		—		—		—		4,038		—
Loen Entertainment, Inc.		76		—		—		—		3,912		—
SKT Vietnam PTE Ltd.		5,140		—		—		—		—		—
SK Telecom China Co., Ltd.		722		—		—		—		—		—
Others		—		—		—		—		237		—

Equity Method Investees:
SK Marketing & Company Co Ltd.		3,342		—		—		—		9,559		248
Others		210		—		—		—		13		—

Others:
SK Energy Co., Ltd.		940		—		—		140		1,277		—
SK Engineering & Construction Co., Ltd.		192		—		—		—		—		1,076
SK Networks Co., Ltd.		606		—		—		112		66,774		3,489
Innoace Co., Ltd.		—		—		—		—		1,589		2,444
SK Telesys Co., Ltd.		27		—		—		—		10,154		—
Others		458		—		—		900		4,219		—

Total	~~W~~	22,544	~~W~~	575	~~W~~	3,557	~~W~~	1,212	~~W~~	186,874	~~W~~	19,675

c.	Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the three months and nine months ended September 30, 2009 and 2008 are as follows (In millions of Korean won):

	For the three months ended						For the nine months ended
	September 30, 2009						September 30, 2009
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total

7 Registered directors (including independent directors)	~~W~~	271	~~W~~	18	~~W~~	289	~~W~~	1,227	~~W~~	53	~~W~~	1,280

	For the three months ended						For the nine months ended
	September 30, 2008						September 30, 2008
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total

7 Registered directors (including independent directors)	~~W~~	360	~~W~~	74	~~W~~	434	~~W~~	4,192	~~W~~	482	~~W~~	4,674

17.	INTERIM DIVIDENDS
In accordance with the resolution of the Company’s board of directors dated July 23, 2009, the Company declared and paid cash dividends during the three months ended September 30, 2009 based on outstanding number of common shares at June 30, 2009 as follows (In millions of Korean won except for per share data):

Number of shares
outstanding as of June 30, 2009	Par value per share		Dividend ratio	Dividends

72,345,003	~~W~~	500	200%	~~W~~	72,345
In accordance with the resolution of the Company’s board of directors dated July 18, 2008, the Company declared and paid cash dividends during the three months ended September 30, 2008 based on outstanding number of common shares at June 30, 2008 as follows (in millions of Korean won except for per share data):

Number of shares
outstanding as of June 30, 2008	Par value per share		Dividend ratio	Dividends

72,793,003	~~W~~	500	200%	~~W~~	72,793

18.	PROVISION
a.	Provision for point program
The Company, for its marketing purposes, grants Rainbow Points and Point Box Points (the “Points”) to its subscribers based on their usage of the Company’s services. Points’ provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration since balance sheet date.

Details of change in the provisions for such mileage points for the nine months ended September 30, 2009 and 2008 are as follows (In millions of Korean won):

	September 30, 2009		September 30, 2008

Beginning balance	~~W~~	24,889	~~W~~	27,668
Increase		9,546		7,383
Decrease (used points)		(14,477)		(10,354)
Decrease (reversal of provision for mileage points)		—		—

Ending balance	~~W~~	19,958	~~W~~	24,697

Points expire after 5 years. The expected year when unused points as of September 30, 2009 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected usage	Estimated amount to be paid
for the year ended September 30,	in nominal value		Current value

2010	~~W~~	9,014	~~W~~	8,546
2011		5,765		5,182
2012		3,693		3,147
2013		2,371		1,915
2014		1,526		1,168

Ending balance	~~W~~	22,369	~~W~~	19,958

b.	Provision for handset subsidy
The Company provides provision for handset subsidies to be provided to the subscribers who purchase handsets on installment basis. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points when the subsidies are paid. Details of change in the provisions for handset subsidies for the nine months ended September 30, 2009 and 2008 are as follows (In millions of Korean won):

	2009		2008

Beginning balance	~~W~~	339,696	~~W~~	—
Increase (provision)		465,862		270,055
Decrease (subsidy payment)		(284,845)		(34,875)

Ending balance	~~W~~	520,713	~~W~~	235,180

The estimated monetary amount to be paid in a given year is as follows (In millions of Korean won):

Expected payment	Estimated amount to be paid
for the year ended September 30,	in nominal value		Present value

2010	~~W~~	454,257	~~W~~	444,456
2011		80,777		76,257

Ending balance	~~W~~	535,034	~~W~~	520,713

19.	DERIVATIVE INSTRUMENTS
a.	Currency swap contract to which the cash flow hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of September 30, 2009, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~2,873 million (net of tax effect totaling ~~W~~1,351 million and foreign exchange translation loss arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~11,881 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of September 30, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~3,213 million (net of tax effect totaling ~~W~~464 million and foreign exchange translation loss arising from U.S. dollar denominated long-term borrowings totaling ~~W~~24,070 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of September 30, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~1,552 million (net of tax effect totaling ~~W~~1,089 million and foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~60,807 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS and Calyon Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated notes with face amounts totaling US$150,000,000 borrowed on November 20, 2008. As of September 30, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~4,682 million (net of tax effect totaling ~~W~~1,321 million and foreign exchange translation gain arising from U.S. dollar denominated bonds totaling ~~W~~38,792 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Mizuho Corporate Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY3,000,000,000 issued on January 22, 2009. As of September 30, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~2,593 million (net of tax effect totaling ~~W~~731 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~6,563 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with Bank of Tokyo-Misuboshi Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY5,000,000,000 issued on March 5, 2009. As of September 30, 2009, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~1,840 million (net of tax effect totaling ~~W~~519 million and foreign exchange translation gain arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~12,665 million) was accounted for as accumulated other comprehensive income.

b.	Interest rate swap contract to which the cash flow hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million borrowed on June 29, 2006. As of September 30, 2009, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~1,410 million (net of tax effect totaling ~~W~~397 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed interest rate swap contract with Nonghyup Bank and other two banks to hedge the interest rate risk of long-term floating rate borrowings with face amounts totaling ~~W~~500,000 million borrowed from July 28, 2008 to August 13, 2008. As of September 30, 2009, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~11,017 million (net of tax effect totaling ~~W~~3,107 million) was accounted for as accumulated other comprehensive loss.

c.	Currency swap contract to which the fair value hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Hana Bank and other eight banks to hedge the foreign currency risk of U.S. dollar denominated equity securities of China Unicom. In connection with unsettled foreign currency swap contract to which the fair value hedge accounting is applied, gain on valuation of currency swap of ~~W~~42,397 million and loss on valuation of currency swap of ~~W~~109,934 million for the nine months ended September 30, 2009 and 2008, respectively, was charged to current operations.

d.	Currency swap contract to which the hedge accounting is not applied

The Company has entered into fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and two other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007. In connection with unsettled foreign currency swap contract to which the hedge accounting is not applied, loss on valuation of currency swap of ~~W~~66,001 million and gain on valuation of currency swap of ~~W~~131,299 million for the nine months ended September 30, 2009 and 2008, respectively, was charged to current operations.

e.	Interest rate swap contract to which the hedge accounting is not applied

The Company has entered into a floating-to-fixed interest rate swap contract with DBS and Calyon Bank the interest rate risk of floating rate U.S. dollar denominated bonds with face amounts totaling US$220,000,000 issued on April 29, 2009. In connection with unsettled interest rate swap contract to which the hedge accounting is not applied, loss on valuation of currency swap of ~~W~~4,123 million for the nine months ended September 30, 2009 was charged to current operations.

As of September 30, 2009, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments as of September 30, 2009 are as follows (In thousands of U.S. dollars, H.K. dollars, Japanese yen and millions of Korean won):

					Fair value
					Designated		Designated
				Duration	as cash		as fair		Not
Type	Hedged item	Amount		of contract	flow hedge		value hedge		designated		Total
Current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated China Unicom Equity Securities	HK$	10,940,900	Sep. 10, 2009 ~ Nov. 16, 2009	~~W~~	—	~~W~~	42,397	~~W~~	—	~~W~~	42,397
Non-current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	300,000	Mar. 23, 2004 ~ Apr. 1, 2011		7,657		—		—		7,657
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct 10, 2006 ~ Oct 10, 2013		20,393		—		—		20,393
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		—		—		174,372		174,372
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		61,270		—		—		61,270

Total assets					~~W~~	89,320	~~W~~	42,397	~~W~~	174,372	~~W~~	306,089

Current liabilities:
Floating-to-fixed interest rate swap	Long-term floating rate discounted bill	~~W~~	200,000	Jun. 29, 2006 ~ Jun. 29, 2010	~~W~~	1,807	~~W~~	—	~~W~~	—	~~W~~	1,807
Non-current liabilities:
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated bonds	US$	150,000	Nov 20, 2008 ~ Nov 20, 2010		32,789		—		—		32,789
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	3,000,000	Jan. 22, 2009 ~ Jan. 22, 2012		3,239		—		—		3,239
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	5,000,000	Mar. 5, 2009 ~ Mar. 5, 2012		10,306		—		—		10,306
Floating-to-fixed interest rate swap	Long-term borrowings	~~W~~	500,000	July 28, 2008 ~ August 12, 2011		14,124		-		-		14,124
Floating-to-fixed interest rate swap	Long-term borrowings	US$	220,000	April 29, 2009 ~ April 30, 2012		—		—		4,123		4,123

Total liabilities					~~W~~	62,265	~~W~~	—	~~W~~	4,123	~~W~~	66,388

20.	BUSINESS ACQUISITION
On May 21, 2009, the board of directors of the Company resolved to acquire lease line business and other incidental business from SK Networks Co., Ltd. and the transaction was completed as of September 30, 2009. The Company acquired total assets of ~~W~~646,413 million and assumed total liabilities of ~~W~~620,154 million. The total acquisition cost is ~~W~~892,850 million. As the above business acquisition incurred between the companies under common control, difference between the acquisition cost and net book value of acquired business totaling ~~W~~677,605 million (net of tax effect) was recorded as other capital adjustment.

21.	ASSETS TRANSFER
On May 29, 2009, the Company sold ~~W~~669.7 billion of accounts receivable-other resulting from its mobile phone dealer financing plan to “Realizing T First Special Purpose Company” in exchange for cash of ~~W~~550 billion and subordinated bond of ~~W~~91 billion in asset-backed securitization transaction. As a result, the Company recorded loss on disposal of accounts receivable-other of ~~W~~28,711 million for the nine months ended September 30, 2009.

22.	SUBSEQUENT EVENTS
(1)	Disposition of investment in common stock of SK C&C Co., Ltd.

On September 18, 2009, the board of directors of the Company resolved to dispose its investment in common stock of SK C&C Co., Ltd. through initial public offering and the Company is expected to sell 10,500,000 shares of the stock for ~~W~~315,000 million applying the initial offering price of 30,000 per common share decided on November 2, 2009. As a result, the Company’s ownership for SK C&C Co., Ltd. will decrease to 9% from 30%.

b.	Disposition of equity interest in China Unicom Ltd.

On September 25, 2009, the board of directors of the Company resolved to dispose 899,745,075 shares of the common stocks of China Unicom Ltd. on November 5, 2009.

23.	K-IFRS ADOPTION PLAN AND STATUS
In accordance with IFRS adoption roadmap released by the Financial Supervisory Commission in March 2007, the Company is required to prepare financial statements under K-IFRS from fiscal year of 2011. In April 2008, the Company set up a task force for the adoption and hired outside consulting firm to evaluate the impact that K-IFRS may have on the Company’s financial statements as well as to educate the concerned employees. As of September 30, 2009, the Company is currently performing analysis on the major GAAP differences between K-IFRS and the Company’s accounting policy, setting up action plan to decide the Company’s accounting policy under K-IFRS and changing operating procedures to coincide with K-IFRS.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Senior Vice President
Date: December 15, 2009